Exhibit 1

Brookfield

Interim Report Q3 2010

	Three Months Ended			Nine Months Ended
AS AT AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2010 IFRS[1]	2009 IFRS[1]	2009 CGAAP[2]	2010 IFRS[1]	2009 IFRS[1]	2009 CGAAP[2]
Per fully diluted common share
Cash flow from operations
Total	$0.57	$0.83	$0.88	$1.70	$1.74	$1.80
Prior to realization gains	0.57	0.24	0.28	1.38	1.07	1.11
Net asset value[3]	30.99	28.53	n/a	30.99	28.53	n/a
Net income (loss)	0.16	(0.75)	0.17	0.53	(1.89)	0.56
Total
Cash flow from operations
Total	$354	$495	$520	$1,047	$1,037	$1,069
Prior to realization gains	354	149	179	860	648	675
Net asset value[3]	18,282	16,706	n/a	18,282	16,706	n/a
Net income (loss)	112	(417)	112	365	(1,051)	352
1.	Based on or derived from IFRS financial statements
2.	Based on or derived from Canadian GAAP 2009 financial statements
3.

Reflects tangible asset values with no values attributed to asset management business franchise. Derived from financial statement carrying values on a pre-tax basis prepared in accordance with procedures and assumptions utilized to prepare the company’s IFRS financial statements, adjusted to reflect asset values not recognized under IFRS (see Management’s Discussion and Analysis of financial results). Net asset values were determined as at September 30, 2010 and December 31, 2009

LETTER TO SHAREHOLDERS

Summary

Since we last wrote to you, five strategic initiatives were concluded, each being very positive for us:

• The first was the approval of our 27% cornerstone investment in General Growth Properties (“GGP”) by the bankruptcy court in the United States. GGP is expected to emerge from bankruptcy protection on Monday, November 8, 2010.

• The second was the approval by shareholders of the merger of Prime Infrastructure with Brookfield Infrastructure, creating one of the global leaders in infrastructure.

• Third, we achieved the final close of a private $2.7 billion fund dedicated to infrastructure investing which gives us substantial capital to grow this area of our operations.

• The fourth was the merger of the balance of our office properties into Brookfield Office Properties,

and the rest of our North American residential business into Brookfield Residential by early 2011.

• Lastly, we succeeded in raising over $6.5 billion of capital from clients and on our balance sheet, which included $1.4 billion of corporate debt and perpetual preferred share capital at an average cost of 5%. This furthers our goal of locking in as much capital as we can for as long as possible at these historically low interest rates.

Each of these initiatives better positions our company for long-term growth, and the fact that we were able to make significant strides during uncertain economic times is a testimony to the strength of our franchise.

The Investment Environment

Due to the confluence of certain market factors, we believe that the asset management business for real assets is extremely well-positioned, and for us is particularly beneficial.

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Our expertise in restructuring and recapitalizing troubled entities is especially valuable today. And with significant capital and this history, we see many opportunities to succeed in situations where there are more lucrative returns than would otherwise be available on comparable investments. In addition, our track record from past investments is strong, and has been further advanced over the past two years by our acquisition of six major distressed entities, including being a cornerstone investor in both the ±$30 billion GGP reorganization and the ±$10 billion reorganization of Babcock & Brown Infrastructure.

Looking forward, we continue to build our businesses, with a goal of being the leading manager of property, power and infrastructure assets. Integral to this goal is the fact that today we have broad access to most sources of capital and we are not hamstrung by past underperformance or by regulatory concerns facing many other sponsors. In addition, our investment over the past three years in advancing our fundraising capacity on a global basis is starting to benefit us, cash flow on long-term contracts and this serves to ensure stability of this business, although we are not currently generating the expected excess cash flows from uncontracted generation.

In property, leasing for office space is generally strong in Canada, in Australia, and in a number of our major U.S. markets. This contrasts with a slow recovery in the Tier II markets in the U.S. We completed leases for 1.1 million square feet of space during the quarter across our global portfolio at rates significantly higher than expired leases, and currently have an industry-leading 95% occupancy level. Retail sales continue to recover slowly in the U.S. and remain robust in Brazil. Housing sales are strong in Brazil, good in Canada, and we believe they are forming a base in the U.S. for recovery in the future.

In infrastructure, our operations, which are largely contractual in nature or regulated, performed as expected during the quarter. We concluded a number of rate base and contract renewals during the quarter

Type	Entity	Amount	Coupon
Perpetual Preferred shares	Brookfield Asset Management	$ 250	4.50%
Perpetual Preferred shares	Brookfield Office Properties	300	5.15%
10-year Corporate debt	Brookfield Renewable Power	450	5.14%
10-YEAR CORPORATE DEBT	Brookfield Asset Management	350	5.30%

particularly as we raise capital for asset classes such as property and infrastructure where we have a longstanding, favourable track record.

Accordingly, we believe we have the opportunity over the next few years to expand our client relationships, deploy meaningful amounts of capital, and achieve better than average returns, ultimately growing and enhancing the value of our franchise.

Operations

The third quarter of 2010 was strong. Virtually all of our businesses were performing well with a continued sequential recovery in those businesses affected by the downturn. We continue to see evidence of increased availability of capital to a wider array of businesses, which is typically a leading indicator of business recovery.

The only major operation of ours that continues to perform below expectations in the short term is our power business in North America. These operations have been affected by both low water levels and low energy prices. Water levels largely recovered to average levels in the fourth quarter but spot pricing persists at lows not seen in a number of years. Fortunately, we have locked in a lot of our on a favourable basis, which will add to cash flows in future quarters.

From a financing perspective, in the last three months, we closed a number of financings at attractive all-in coupons. Some examples of the financings are as follows:

Our operations are largely on plan and we have over $12 billion of investable capital for opportunities; that amount representing a combination of balance sheet capital and funds to deploy on behalf of clients.

Investment and Financing Strategy

With respect to investing, we strive to deploy an investment strategy that can be adapted to all economic conditions. Our philosophy is to allocate our capital to assets which generate meaningful amounts of cash on an annual basis, and have long-life cash flows by virtue of some contractual nature or protection inherent in the asset. We own assets that by virtue of their quality increase in value over time, enabling us to enhance the cash flows, year after year. As a result, the capitalized asset value in the future is generally higher than that of the time of acquisition.

We believe in a conservative leverage policy, so we usually place non-recourse fixed rate leverage on

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assets. Over time, our conservative use of debt does serve to enhance our current return, and more importantly, the future value of our holdings is magnified because on average we have two times the asset working for us for each dollar of equity.

We think of the assets we buy as equity-like fixed income investments. They resemble fixed income investments as the cash flows are long tailed, but they are equity-like as over time the cash flows increase because of contract terms, quality of the assets, inflation or some other factor. This is true across almost all the hard assets we own, in property, power and infrastructure. Our philosophy has been tested over time, and most importantly, it proved its value during the downturn that played out in recent years.

There is a strong belief that we are in a deflationary environment and as a result interest rates have decreased to historic lows. This has created an unusually favourable environment for our company that we plan to capitalize on.

First, we own an array of dependable assets which, in a deflationary environment, will continue to generate contractual cash flows at very good returns. For example, the ±10% yields which we generally produce from our assets look pretty good compared to a 2% Treasury bill. Secondly, most of our assets are financed at substantially higher coupons than would be paid today. For example, many of our office properties in the U.S. are financed by borrowing at rates that average 7%, while we are able to finance today in the 4% to 4.5% range. As we refinance assets, these benefits will accrue to the common shareholders.

The environment which would be ideal for us over the next five years is a slow recovery on a global basis with interest rates staying low, and a limited supply of new assets being added to the productive capacity. Following this period, if inflation normalizes and real growth is achieved, our cash flows would then begin to increase. This environment would enable us to refinance substantial amounts of debt at lower rates which will lock in historically low interest costs for a long time. Should this strategy succeed, our financings will be locked in at low costs for much of the next economic cycle. This should ultimately lead to higher equity values of the company’s assets.

Some astute observers will rightfully comment that interest rates were this low two years ago and, therefore, we should have already taken advantage of this opportunity. However, although interest rates were low, corporate spreads were very wide (costly). More importantly, the credit markets seized up. This is in stark contrast to the situation today, where interest rates remain low, but credit spreads have narrowed to reasonable levels and more importantly, capital is available for quality borrowers. These two last points are what make this a very exciting period for owners of assets like ours.

Infrastructure Group

During the quarter, we announced the merger of our Brookfield Infrastructure unit with our 40% owned Australian-listed entity called Prime Infrastructure. On November 4, 2010, the shareholders of Prime voted on our merger proposal and overwhelmingly voted in its favour. As a result, the merger will be completed in early December. Brookfield Infrastructure will increase its capitalization to over $3 billion and take direct ownership of a world class group of infrastructure assets including electricity transmission lines, natural gas pipelines, rail lines, and cargo and bulk shipping terminals.

The combined entity, of which we will own approximately 30%, will also free up our ability to distribute additional cash flow from Brookfield Infrastructure, which in conjunction with the closing of the transaction will initially enable us to increase distributions by 13%. Despite this initial increase, the benefits of the merger should leave the distribution amount in the range of 60%, enabling us to revisit this distribution once the operations are fully integrated.

We achieved the final close for our private Infrastructure Fund at $2.7 billion. This fund is currently 10% invested in four assets with the balance expected to be deployed over the next few years in our core areas of focus in North and South America. The partners in this Fund, in addition to our own 25% commitment, represent a premier group of global institutional investors who we feel privileged to have as investors. As a result of the size of the Fund, and our access to capital in Brookfield Infrastructure, the capital we have available for transactions is among the largest in the infrastructure sector on a global basis.

We also have a solid pipeline of expansion opportunities in our current operations which could be very positive to our results. We plan on re-investing cash from our operations to fund a substantial amount of this backlog. We are also moving forward on a number of larger scale projects that have arisen due to our position in our businesses.

For example, we have commenced the expansion of our UK port, a project that will take its container handling facilities capacity from 235,000 to 450,000 units. With the growth in volumes that we have experienced over the past year, the port is operating at capacity. The first phase, which will commence in November and last 10 months, will focus on reconfiguring the

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existing container terminal layout and installing new cranes.

In addition, as a result of strong demand for steel from Asia, there is a wide array of iron-ore projects in the mid-west region of Western Australia in various stages of development. Our Australian railroad connects a number of the existing mines to ports along the west coast, and is a critical link in the logistical chain that provides access to the export market. We have begun work on the expansion of our rail network to support two large-scale projects that should be completed in 2011.

General Growth Properties

Next week, General Growth Properties will emerge from bankruptcy and be split into two companies. Upon separation, we will own approximately 27% of General Growth (“GGP”) and approximately 14% of The Howard Hughes Corporation (“HHC”) on a fully diluted basis. Our overall investment will be approximately $2.5 billion, of which approximately $1 billion will be from our balance sheet and the remainder from our clients. GGP, the second largest U.S. mall owner, will complete an equity offering prior to year end to redeem some of the capital committed by other shareholders to the recapitalization and at that time, our three year involvement with GGP will result in the company being re-launched with a strong balance sheet, as it becomes a major investment for Brookfield.

From an economic standpoint, like most of our other businesses, we are seeing retail sales slowly recovering. With this recovery in front of us, and with some targeted strategic initiatives as well as capital investment, we believe we can remake GGP into the best retail shopping mall company in America. Recently, three of our officers were elected as board members of GGP, with me as chairman, and in addition we provided the company with a chief financial officer from our management team in order to assist in implementing its plans. GGP also last week announced the hiring of a CEO with extensive retail property experience, who we are very excited about working with. With these management additions, and in conjunction with the balance sheet strength coming out of recapitalization, we believe that GGP has substantial room to grow cash flows over the next five years.

In addition, as a result of the court reorganization, there are no make-whole costs to redeem the majority of the $18 billion of mortgages in place in the company and given current interest levels, the opportunity to refinance these mortgages is a benefit not envisaged two years ago. As a result, GGP is rapidly moving to lengthen the overall term of its financings, reduce interest costs, and eliminate much of the substantial amortization which was embedded into the mortgages currently in place.

We believe that with a concerted effort, GGP could be one of our more successful investments in the fullness of time, and we are excited to have an opportunity to be involved in this great company.

Investment Returns and AUM

We added substantial assets under management in the first nine months in both our direct institutional business and our listed mandates. We also continue to establish ourselves as one of the global asset managers of choice for property, power and infrastructure assets and this should lead to further growth in assets under management.

We closed approximately $3.3 billion of private capital for various fund strategies during the quarter including the final close of our Infrastructure Fund at $2.7 billion. The participants included many global sophisticated institutional investors in Europe, the Middle East, North America and South America.

We expect continued positive results in raising private capital as the broader equity fundraising market for private capital improves.

Summary

We remain committed to being a world-class asset manager, and investing capital for our shareholders and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

Our primary objective continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

I sign this letter formally as CEO, however, I do so respectfully acknowledging the other members of the Brookfield team who work collectively to generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas.

J. Bruce Flatt

Chief Executive Officer

November 5, 2010

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FINANCIAL INFORMATION AND ANALYSIS

Statement Regarding Forward-Looking Statements	6

Management’s Discussion and Analysis of Financial Results	7

Consolidated Financial Statements	63

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Statement Regarding Forward-Looking Statements

This Interim Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in the report, in other filings with Canadian regulators or the SEC or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements” on page 61.

Basis of Presentation

Use of Non-IFRS Accounting Measures

This Interim Report, including the Management’s Discussion and Analysis (“MD&A”), makes reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the net asset value of its businesses. Brookfield’s consolidated statements of cash flow from operations enables a full reconciliation between this measure and net income so that readers are able to consider both measures in assessing Brookfield’s results. Operating cash flow is not a generally accepted accounting principle measure under International Financial Reporting Standards (“IFRS”) and differs from net income, and may differ from definitions of operating cash flow used by other companies. We derive operating cash flow from the information contained in our consolidated financial statements, which are prepared in accordance with IFRS, and is reconciled to net income within the MD&A. We define it as net income prior to such items as fair value changes, depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

Information Regarding the Interim Report

Unless the context indicates otherwise, references in this Interim Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities.

We utilize operating cash flow and net asset values in the Interim Report when assessing our operating results and financial position, and do this on a deconsolidated basis organized by operating platform. This is consistent with how we review performance internally and, in our view, represents the most straightforward approach.

This year we have measured invested capital based on net asset value unless otherwise stated, using the procedures and assumptions that we intend to follow in preparing our financial statements under IFRS, which we believe provides a much better representation of our financial position than historical book values. These values are reported on a pre-tax basis, meaning that we have not reflected adjustments that we expect to make in our IFRS financial statements to reflect the difference between carrying values of assets and their tax basis. We do this because we do not expect to liquidate the business and, until any such taxes become payable, we have the ability to invest this capital to generate cash flow and value for shareholders.

The IFRS-related disclosures and values in this document have been prepared using the standards and interpretations currently issued and expected to be effective at the end of our first annual IFRS reporting period, which we intend to be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and as a result the September 30, 2010 and December 31, 2009 net asset values prepared on a basis consistent with IFRS are subject to change. The amounts have not been audited or subject to review by our external auditor.

The U.S. dollar is our functional and reporting currency for purposes of preparing our consolidated financial statements, given that we conduct more of our operations in that currency than any other single currency. Accordingly, all figures are presented in U.S. dollars, unless otherwise noted.

The Interim Report and additional information, including the Corporation’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART 1 FINANCIAL REVIEW

Overview

Operating and financial results have continued to be favorable in almost all of our business activities and we have achieved a number of important milestones. The following is a summary of highlights that influenced our capital allocation and operating results during the quarter and can be reasonably expected to impact our performance in the near future.

•	Operating cash flow was $354 million during the quarter. This compares to $149 million in the 2009 quarter prior to realization gains.

We recorded increased earnings from virtually all of our operating segments during the quarter. This was due to increases in office rents and the completion of development properties within our commercial office activities; operating cash flow from infrastructure operations acquired in late 2009; increased activity within our residential development business, particularly in Brazil; increased profitability of investee companies within our private equity group; and capital markets and currency-related gains. The one notable exception was our power generating operations, which suffered from below-average water flows.

•	We completed $6.5 billion of capital raising initiatives between the end of June and the date of this report, benefitting from favorable debt and equity capital markets.

These activities enhanced our liquidity, funded investment initiatives and enabled us to extend our debt maturity profile at a low cost of capital. Financings included $1.7 billion of co-investor commitments, $1.7 billion of asset-specific financings, $1.5 billion of unsecured term debt, $0.9 billion of construction financings, $0.5 billion of perpetual preferred shares and $0.2 billion of equity monetizations. One result is the extension of the corporate maturity profile at each of Brookfield Asset Management and our renewable power business to nine years and eight years, respectively, with an average rate on new debt issues of 5.2%.

•	The net asset value of our common shares before common share dividends increased by $873 million or $1.43 per share since June 30th, due mostly to operating cash flow and currency appreciation.

Net asset value per share was estimated to be $30.99 per share. This reflects the value of our tangible assets, but does not include a number of “franchise” or intangible values that contribute to the overall intrinsic underlying value of the business.

In particular, our asset management business has the potential to add further value to the company by not only providing us with additional capital to grow the business, but also by generating an increasing stream of base management and performance fees that should attract a favorable multiple valuation in the market. We

Q3 2010 INTERIM REPORT    7

also believe that we add value by judiciously and opportunistically reallocating capital among our businesses to continuously increase returns. Finally, the quality of our operations enables us to generate superior risk-adjusted returns, which in our view should achieve enhanced cash flows and, accordingly, premium valuation for our assets.

We have observed a meaningful decline in long-term interest rates, which is beginning to manifest itself in the form of lower discount and capitalization evidenced by increased valuations in recent market transactions. These have yet to be reflected in our net asset values, some of which are prepared on an annual basis, however we expect our year-end valuations will reflect a lower interest rate and inflation environment, which we believe will result in a higher appraised value of our equity.

We added $2.5 billion of capital under management since June 30th.

This includes a further $1.1 billion in client commitments towards our $2.7 billion Americas Infrastructure Fund and $1.1 billion of equity in Brookfield Infrastructure Partners that we expect to issue in exchange for the remaining equity of the Australian infrastructure portfolio that we restructured in late 2009. These and other fundraising initiatives resulted in higher fee revenues during the quarter, and increased our annualized base management fees to approximately $190 million. The current level of base management fees represents a sevenfold growth over the past five years, reflecting new fund launches and investment of the capital raised. The capital and the management arrangements also give us the opportunity to generate additional performance returns and carried interests that we earn from our clients, typically once our returns exceed a pre-determined hurdle return.

We invested $450 million into new opportunities during the quarter, and are investing a further $2.1 billion in two major initiatives subsequent to September 30th.

We are investing approximately $1.0 billion of our capital as part of the $2.6 billion cornerstone investment by us and our clients into the restructuring of General Growth Properties and issuing equity from our infrastructure subsidiary to acquire the remaining interests in the Australian infrastructure portfolio for approximately

$1.1 billion. This is in addition to $450 million invested in a variety of assets during the quarter. We believe that these investments are being completed at very favorable valuations which should lead to increased cash flow returns and value appreciation in the coming years.

We advanced several transactions to simplify our organization structure and better position these key operating companies to create enhanced value for shareholders.

Our flagship commercial office company, Brookfield Office Properties, took a major step forward in becoming a global pure play office company by acquiring our interests in our Australian office portfolio during the quarter and announcing a plan to sell its Canadian residential business to its shareholders, including Brookfield. We are seeking to concurrently merge the Canadian residential business with our U.S. operations to create a unique North American residential company that will be well positioned to participate in the eventual recovery in the U.S. residential markets. In addition, the merger of Brookfield Infrastructure and its partially owned Australian infrastructure subsidiary simplifies the ownership structure and establishes Brookfield Infrastructure as a global leader in infrastructure with a $3.4 billion market capitalization.

We discuss each of these items, and the balance of our activities, more fully in the following sections.

Operating Highlights

Our operating groups completed a number of initiatives to add value to our businesses and which influenced our operating results for the quarter.

We leased 1.1 million square feet across our global office portfolio at rents that were 9% higher than the expiring leases leading to a 4% increase in cash flow from existing properties. Markets have stabilized in almost all of our major centers and are improving noticeably in several cities. The portfolio remains 95% leased with an average lease term of seven years and rents that are 9% less than the comparable market rents, providing for potential further growth. Our total portfolio encompasses 70 million square feet in 118 buildings in 18 major markets in the United States, Australia, Canada and the UK.

We generated 2,894 gigawatt hours of electricity during the quarter. Unfortunately this was 20% below longterm averages and 22% less than the third quarter of 2009. Fortunately, this shortfall was largely offset by

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the higher prices realized from the favourable generation mix within the portfolio under long-term contracts arranged in the past two years. We completed our 50 megawatt Gosfield Wind Farm in Southwestern Ontario and work continues on several other development projects that are benefitting from the attractiveness of renewable energy. We extended the term of our shorter term contracts into 2012, and have now contracted 83% of expected generation until the beginning of 2013 at attractive prices, and the majority of our power remains under long-term contracts with an average term of 13 years.

Within our infrastructure business we completed the renewal of several regulatory frameworks and contract negotiations on favorable terms, with one exception. This added cash flow in the quarter and should lead to increased cash flows in the future from these businesses. Approximately 85% of the expected annualized operating cash flows in these operations, excluding our timber operations, are governed by regulatory frameworks or contracts with an average term of six years. In addition, we are pursuing a number of capital expansion projects with favorable potential returns.

In our residential activities in Brazil, we launched new projects with an estimated value of R$741 million ($437 million), an increase of 53% in local currency terms over the 2009 quarter, and achieved contracted sales of R$824 million ($466 million), up 32%. This led to a $23 million increase in the contribution from this business unit. We expect to deliver almost 4,800 units during the year, benefitting from the continued expansion of the Brazilian economy.

Cash Flow from Operations

The following table sets out our operating cash flows on a segmented basis:

	Three months ended September 30, 2010		Nine months ended September 30, 2010
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2010	2009	2010	2009
Operating platforms
Renewable power generation	$46	$56	$206	$279
Commercial properties	83	63	243	189
Infrastructure	37	10	101	37
Development activities	77	(1)	121	9
Private equity and finance	50	5	121	84
Investment and other income	126	84	250	254
Total operating platform cash flow	419	217	1,042	852
Asset management and other services	90	65	239	175
	509	282	1,281	1,027

Operating cash flow prior to unallocated costs:
Interest expense	(76)	(65)	(225)	(194)
Operating costs	(66)	(70)	(178)	(181)
Current income taxes	(13)	2	(18)	(4)
Operating cash flow and gains - prior to realization gains	354	149	860	648
Realization gains	—	346	187	389
Operating cash flow and gains	$354	$495	$1,047	$1,037
– Per share - prior to realization gains	$0.57	$0.24	$1.38	$1.07
– Per share - including realization gains	0.57	0.83	1.70	1.74

Operating cash flow from our operating platforms and invested capital (i.e. our share of the cash flow based on the capital we have invested in each of these businesses and other investments) increased to $419 million from $217 million in the same quarter last year. Asset management fees and the contribution from our various services business, such as construction and property management, contributed $90 million compared to $65 million. Unallocated interest and operating costs were largely unchanged. We recorded a realization gain in 2009 on the sale of partial interests in our Canadian renewable power facilities.

Renewable power operations contributed net operating cash flow during the quarter of $46 million, compared to $56 million last year. Low hydrology levels in Ontario, Quebec and New York resulted in lower generation however this was partially offset by higher price contracts and an increase in cash flow from wind and other generating facilities. Water levels have begun to normalize in our key markets during October which should result in generation that is closer to long-term averages in the fourth quarter.

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The contribution from our commercial office business reflects a 2% increase in rents on a “same property” basis and a $26 million dividend from our investment in Canary Wharf Group.

The $27 million increase in infrastructure cash flows included $20 million from the business acquired in the fourth quarter of 2009 (i.e. subsequent to the comparable quarter). Our other existing businesses, excluding timber, contributed $3 million more than last year. These businesses are largely regulated or contractual in nature, providing for stable operating results that increase with inflation and the investment of additional capital. Our timber business, which is more correlated with the economic cycle, contributed $4 million compared to $nil last year, well below its potential, due to continued low level of economic activity in North America. We have reduced our harvest and will build timber inventories in expectation of improving lumber prices.

Our development activities include residential development and opportunity property investments, both of which are focused primarily on the acquisition or development and subsequent sale of assets, as opposed to our power, property and infrastructure businesses, which have a much longer ownership time frame. The combined contribution from these activities increased by $78 million, of which $32 million was from residential development and $45 million related to our opportunity property investments. Residential results benefitted from an increased number of project completions in Brazil, improved margins in North America and increased activity in Australia. Opportunity properties results include $34 million of gains on the sale of three properties during the quarter.

Private equity and finance results benefitted from improved operating results at a number of the companies held within our distress investment and private equity portfolios reflecting a better operating environment and restructuring initiatives carried out over the past several years.

Investment and other income totalled $126 million in the quarter compared to $84 million in the third quarter of 2009, reflecting a higher level of investment and currency gains in the quarter. Unallocated costs, including corporate interest expense, increased by $22 million, reflecting a variance in current income taxes that we expect to largely recover in the next twelve months.

Asset management fees and the contribution from other services increased to $90 million in the quarter and $239 million on a year-to-date basis. In particular, long-term base management fees were higher as a result of new funds and increased third party capital commitments. Our construction services businesses expanded their operating margins and activity levels and new contracts are being negotiated against a backdrop of increased economic activity in Australia and the UK.

Invested Capital and Net Asset Values

Our capital is invested primarily in renewable hydroelectric power plants in North America and Brazil, commercial office properties in central business districts of major international centres and regulated infrastructure assets globally. These segments, together with cash and financial assets, represent approximately 70% of our invested capital and contribute to the strength and stability of our capitalization, operating cash flows and net asset values. Approximately 25% of our invested capital is deployed in more cyclical activities, such as residential development activities and our private equity and finance, with commensurately higher long-term return expectations.

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The allocation of invested capital and our corporate capitalization were relatively unchanged during the quarter as shown in the following table:

	Brookfield’s Invested Capital [1]			% of Capital
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Sept. 30, 2010	June 30, 2010	Dec. 31, 2009	Sept. 30, 2010	June 30, 2010	Dec. 31, 2009
Operating platforms
Renewable power generation	$8,454	$8,345	$8,468	33%	34%	36%
Commercial properties	5,169	5,126	4,841	20%	21%	20%
Infrastructure	1,858	1,785	1,646	7%	7%	7%
Development activities	3,106	3,346	3,153	12%	13%	13%
Private equity and finance	2,664	2,516	2,031	11%	10%	9%
Cash and financial assets	2,019	1,708	1,645	8%	7%	7%
Other assets	1,103	1,051	1,045	4%	4%	4%
Asset management and other services	1,174	936	1,053	5%	4%	4%
Invested capital	25,547	24,813	23,882	100%	100%	100%
Less: Corporate obligations	(3,482)	(3,457)	(3,372)
Accounts payable and other	(1,722)	(1,832)	(2,028)
Preferred shares and capital securities	(2,061)	(2,040)	(1,776)
Net asset value of common equity	$18,282	$17,484	$16,706
Per share	$30.99	$29.69	$28.53

1. At net asset value, excludes accounting provisions for future tax liabilities

Our net asset value increased by approximately $900 million ($1.43 per share) during the quarter and $1.8 billion ($2.85 per share) for the first nine months of the year, prior to common share distributions. The increase during the quarter reflects operating cash flow during the period, asset valuation gains, and the impact of higher currencies on our operations outside of the United States, offset in part by depreciation and amortization on assets that are not periodically revalued under IFRS.

The following table summarizes the changes in our net asset value during 2010:

	Three months ended September 30, 2010		Nine months ended September 30, 2010
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per share	Total	Per share
Opening net asset value[1]	$17,484	$29.69	$16,706	$28.53

Operating cash flow	354	0.57	1,047	1.70
Less: realization gains[2]	—	—	(102)	(0.19)
Preferred share dividends	(18)	n/a	(53)	n/a
Fair value changes
Operating assets	80	0.13	239	0.37
Less: realization of previously recognized fair value increases[2]	(48)	(0.08)	(48)	(0.08)
Foreign currency	399	0.65	91	0.15
Depreciation and amortization	(169)	(0.27)	(510)	(0.83)
Other	(25)	(0.06)	(114)	(0.26)
Changes in IFRS carrying values	573	0.94	550	0.86
Changes in values not recognized under IFRS	300	0.49	1,250	1.99
Total return	873	1.43	1,800	2.85
Common share dividends	(75)	(0.13)	(224)	(0.39)
Total change in value	798	1.30	1,576	2.46
Closing net asset value[1]	$18,282	$30.99	$18,282	$30.99

1. Determined on a pre-tax basis

2. Represents the portion of disposition gains that were previously included in equity as unrealized gains or appraisal surplus

Q3 2010 INTERIM REPORT    11

We define net asset value as our common equity as presented in our IFRS financial statements adjusted to eliminate deferred income taxes and to reflect changes in the fair value of assets that are not otherwise revalued under IFRS. Further information on net asset values, including our valuation methodology and assumptions are summarized on pages 38 to 39 of this report.

We did not record any meaningful valuation changes within our commercial property, renewable power and infrastructure operations during the quarter. Our renewable power and infrastructure facilities (with the exception of timber) are revalued only on an annual basis and the impact of lower interest rates on the discount and capitalization rates employed in valuing our commercial office properties has yet to be recognized to the extent we believe likely. We have observed a substantial increase in the valuation of transactions occurring subsequent to quarter end and we will be performing a comprehensive review of the impact of lower interest rates and updated inflation expectations on our asset valuations in preparing our full year financial report.

Changes during the quarter in values not recognized under IFRS represented to a $300 million increase relating to the elimination of accounting depreciation on power generating assets that are revalued annually ($116 million in quarter; $357 million year-to-date) and increases in the values of companies held within our private equity the portfolios based on stock market valuations and valuations prepared for our fund investors ($100 million in quarter; $500 million year-to-date).

Liquidity and Financing Activities

We completed $6.5 billion of financings since June 30th to supplement our liquidity and extend our maturity profile, and generated $198 million of equity proceeds through asset monetizations as shown in the following table:

	Proceeds	Rate	Term
Borrowings
Unsecured	$1,477	4.54%	7 years
Asset specific	1,663	5.94%	4 years
Construction	876	6.85%	3 years
Preferred shares	540	4.85%	Perpetual
Equity/asset sales	198	n/a	Perpetual
Unlisted funds	1,742	n/a	12 years
	$6,496

The proceeds are available to fund debt maturities, investment activities and supplement core liquidity. Core liquidity, which represents cash and financial assets and undrawn credit facilities at the Corporation and our principal operating subsidiaries, was approximately $4.2 billion at quarter end, compared to $4.0 billion at the end of 2009. This includes $3.0 billion at the corporate level and $1.2 billion at our principal operating units. We continued to maintain a higher level of liquidity than in prior years as we pursue a number of investment initiatives, and expect to deploy approximately $1.0 billion of this liquidity to fund the General Growth restructuring in November.

Deconsolidated and proportionately consolidated debt-to-total capitalization ratios were relatively unchanged at 14% and 41%, respectively. The average term of our corporate debt is eight years.

The following table presents our proportionate share of debt maturities that are scheduled to occur prior to 2013:

AS AT SEPTEMBER 30, 2010 (MILLIONS)	2010	2011	2012
Corporate	$—	$—	$733
Subsidiary	136	761	144
Asset-specific	455	2,524	2,288

12    BROOKFIELD ASSET MANAGEMENT

We continue to finance our operations primarily on an investment grade basis. The high quality and stable cash flow profile of our asset base and the strength of our financial relationships has enabled us to refinance maturities in the normal course even during the more difficult stages of the recession and credit crisis. We have ample core liquidity and ongoing cash flow to fund any repayments in the event that we choose to or are otherwise required to reduce any borrowings. We continue to actively pursue opportunities to “pre-finance” maturities scheduled to occur during the next three years in order to lock in the current favourable borrowing costs and extend our maturity profile.

Assets Under Management

Total assets under management at quarter end were $113 billion which includes assets managed on behalf of our clients, as well as on our own behalf. These represent the physical assets and working capital held by the various listed and unlisted entities and investees within our various operations as well as the debt and equity securities that we manage on an advisory basis through our public securities operations. This metric provides an indication of the scale of our operations, and while it is not a direct indicator of our profitability, we believe our global scale provides a valuable competitive advantage.

Approximately $70 billion of these assets are consolidated for accounting purposes and are therefore presented on our consolidated balance sheet. The balance of $43 billion includes $23 billion of the securities managed on an advisory basis and $20 billion of assets that are held within equity accounted investees or joint venture arrangements. The physical assets and working capital balances are funded with a combination of debt and equity capital, with the equity capital being provided by our clients, public shareholders through the capital markets, and the Corporation. Our share of the invested capital was approximately $26 billion as at September 30, 2010. Our share of the underlying cash flow generated by these operations is an important component of our total returns.

One of our most important objectives is to increase the amount of capital that we manage on behalf of our clients. This provides us with an important source of capital to pursue investment opportunities and fund growth activities as well as the opportunity to earn asset management income in the form of base management and performance fees. Raising capital in this form is accretive, because we have the opportunity to earn fees and equity-like performance returns, whereas we believe issuing capital from our own treasury (an alternative method of financing growth) would be dilutive based on current market prices relative to our view of the intrinsic underlying value of the business.

The following table illustrates the capital managed for third parties at September 30, 2010, including the amounts currently invested as well as allocations of capital to specific funds totalling $8.7 billion that have yet to be invested:

	September 30, 2010			December 31, 2009
(MILLIONS)	Core and Value Added	Opportunity and Private Equity	Total	Core and Value Added	Opportunity and Private Equity	Total
Unlisted funds and managed listed issuers
Power generation	$1,291	$—	$1,291	$ 995	$—	$995
Commercial properties	3,563	5,176	8,739	3,479	4,600	8,079
Infrastructure	6,255	114	6,369	4,937	69	5,006
Development	—	281	281	—	291	291
Private equity and finance	2,387	870	3,257	3,098	661	3,759
	13,496	6,441	19,937	12,509	5,621	18,130
Public securities	—	—	23,256	—	—	23,787
Other listed entities	—	—	7,823	—	—	5,737
	$13,496	$6,441	$51,016	$ 12,509	$5,621	$47,654

We added approximately $700 million of committed capital to our commercial property funds, primarily in connection with our real estate turnaround fund and our General Growth recapitalization in particular. We also added $1.1 billion of commitments to our Americas Infrastructure Fund upon its final closing. We continue to launch new funds and currently have four funds in the market and are seeking to raise $1.7 billion of third party commitments, in addition to our own commitment to these funds.

Q3 2010 INTERIM REPORT    13

Net Income

The following table reconciles operating cash flow and gains to net income for the past three months and nine months:

	Three months ended Sept. 30		Nine months ended Sept. 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2010	2009	2010	2009
Revenues	$ 3,841	$ 2,844	$ 9,666	$ 7,426
Operating cash flow and gains	$ 354	$ 495	$ 1,047	$ 1,037
Less: disposition gains[1]	—	(346)	(187)	(389)
	354	149	860	648
Other items
Depreciation and amortization	(169)	(142)	(510)	(423)
Fair value changes	(64)	(591)	(6)	(1,553)
Deferred income taxes	(9)	167	21	277
Net income (loss) attributable common shareholders	$ 112	$ (417)	$ 365	$ (1,051)
– Per share (diluted)	$ 0.16	$ (0.75)	$ 0.53	$ (1.89)

1. Disposition gains that are recorded in equity for IFRS purposes, as opposed to net income

In 2010, the reconciling items consisted primarily of accounting depreciation in respect of our power generating facilities and industrial businesses. Fair value changes were negative in aggregate as revaluation gains on tangible assets were offset by the recognition, in operating cash flow, of previously recorded appraisal surpluses and the resultant decrease in unrealized fair value gains, and accounting revaluations relative to power sales and financial instruments. In 2009, we recorded lower appraised values for our commercial properties, which led to downward fair value adjustments in that period. Net income for the third quarter prior to these items and excluding disposition gains that are not recorded for IFRS purposes, increased by $205 million, reflecting the increase in operating cash flows.

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent measure of the ongoing performance of the underlying operations. For example, net income includes fair value adjustments in respect of our commercial properties, timber and financial assets but not our renewable power, utility and development assets which currently represent approximately 50% of our invested capital. Nevertheless we recognize the importance of net income as a key measure for many users and provide a discussion of net income and a reconciliation to operating cash flow below and elsewhere within our MD&A. Furthermore, we incorporate most of the elements of net income that are not included in operating cash flow, along with components of other comprehensive income, in determining our net asset values and total return.

14    BROOKFIELD ASSET MANAGEMENT

PART 2 REVIEW OF OPERATIONS

Renewable Power Generation

Summarized Financial Results

The following table summarizes the capital invested in our renewable power operations and our share of the operating cash flows:

	Assets Under Management		Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Sept. 30, 2009
Hydroelectric generation	$13,000	$13,128	$12,522	$12,610	$149	$159
Other forms of generation	894	720	587	412	14	3
Facilities under development	158	233	158	233	—	—
	14,052	14,081	13,267	13,255	163	162
Other assets	1,787	1,785	1,645	1,762	—	—
	15,839	15,866	14,912	15,017	163	162
Financial leverage	—	—	(4,980)	(5,005)	(96)	(82)
Accounts payable and other	—	—	(724)	(831)	(7)	—
Co-investor interests	—	—	(1,704)	(1,163)	(14)	(24)
Brookfield’s IFRS values	15,839	15,866	7,504	8,018	46	56
Value not recognized under IFRS	—	—	950	450	—	—
Brookfield’s invested capital	$15,839	$15,866	$8,454	$8,468	$46	$56

Operating Results

Variances in our cash flows are primarily the result of changes in the level of water flows, which determine the amount of electricity that we can generate from our hydroelectric facilities, and the prices we realize for power that is not sold under long-term contracts and ancillary revenues such as capacity payments. The following table sets out the variances in operating cash flows, isolating the impact of currency exchange rates:

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2010	2009	Variance
Existing hydroelectric generation (assuming no change in foreign exchange rates)
United States	$88	$78	$10
Canada	7	44	(37)
Brazil	48	37	11
	143	159	(16)
Recently developed or acquired hydroelectric generation	2	—	2
Impact of current year change in foreign exchange rates	4	—	4
Total contribution from hydroelectric facilities	149	159	(10)
Other forms of generation	14	3	11
Total operating cash flow	163	162	1
Interest expense	(92)	(82)	(10)
Current income taxes and other expenses	(7)	—	(7)
Co-investor interests	(11)	(24)	13
Impact of current year change in foreign exchange rates	(7)	—	(7)
Net operating cash flow	$46	$56	$(10)

Q3 2010 INTERIM REPORT    15

The principal operating variances included:

• A $16 million decline in the contribution from existing hydroelectric facilities reflecting a decrease due to lower generation partially offset by higher realized prices;

• an increase of $11 million in the contribution from wind, pumped storage and co-generation facilities, due primarily to better than average wind levels and the contribution from a newly commissioned wind farm in Southwestern Ontario;

• a $13 million reduction in the cash flow to minority interests due to reduced generation for the facilities held within our 42%-owned renewable power fund; and

• interest expenses increased as debt associated with development projects came on line during 2010 as well as the impact of higher currency rates. In addition, current taxes of $7 million were incurred in the quarter.

Realized Prices – Hydroelectric Generation

The following table illustrates revenues and operating costs for our hydroelectric facilities:

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (GIGAWATT HOURS AND $ MILLIONS)	2010				2009
	Production (GWh)	Realized Revenues	Operating Costs	Operating Cash Flows	Production (GWh)	Realized Revenues	Operating Costs	Operating Cash Flows
United States	1,243	$122	$34	$88	1,373	$109	$31	$78
Canada	526	39	29	10	1,317	69	25	44
Brazil	796	72	21	51	714	57	19	38
Total	2,565	$233	$84	$149	3,404	$235	$75	$160
Per MWh		$91	$33	$58		$69	$22	$47

Operating cash flow on a per megawatt hour (MWh) basis increased from $47 per MWh in 2009 to $58 per MWh in 2010, due in large part to an increase in the average realized price per unit of electricity sold in the third quarter of 2010 to $91 per MWh from $69 per MWh. Approximately 80% of our generation occurred in the United States and Brazil, which are higher priced markets compared to 60% during the third quarter of 2009.

Total revenues in Brazil benefitted from completion of two facilities earlier in the year which added 65 megawatts of capacity. Realized prices also include revenues from selling capacity reserves and from re-contracting power sales into higher priced markets, which were higher in the current quarter on a per unit basis. Operating costs are largely fixed in our hydro operations and accordingly increase on a per megawatt hour basis when generation levels are low. Revenues and expenses in Canada and Brazil increased by $8 per MWh and $4 per MWh, respectively, due to higher average currency exchange rates during the quarter.

Generation

The following table summarizes generation during the third quarter of 2010 and 2009:

					Variance of Results
	Actual Production		Long-Term Average		vs. Long-term Average		Actual vs. Prior Year
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (GIGAWATT HOURS)	2010	2009	2010	2009	2010	2009	2010
Existing capacity
United States	1,237	1,373	1,123	1,123	114	250	(136)
Canada	526	1,317	1,182	1,182	(656)	135	(791)
Brazil	665	684	672	672	(7)	12	(19)
Acquisitions and developments – 2009 and 2010	137	30	203	29	(66)	1	107
Total hydroelectric operations	2,565	3,404	3,180	3,006	(615)	398	(839)
Wind energy	108	70	102	102	6	(32)	38
Co-generation and pump storage	221	246	313	313	(92)	(67)	(25)
Total generation	2,894	3,720	3,595	3,421	(701)	299	(826)
% variance					(20)%	9%	(22)%

16    BROOKFIELD ASSET MANAGEMENT

Hydroelectric generation was 839 gigawatt hours (GWh) or 25% below production levels in the third quarter of 2009 and 615 GWh or 19% below long-term averages. The decrease reflects below average rainfall in Ontario and Quebec. Precipitation levels have recovered in most regions and October generation reflected long-term averages. Reservoir levels have recovered in most regions and are in line with average levels for this time of year. This puts us in a good position to achieve our generation targets for the fourth quarter should precipitation remain in line with long-term averages for the balance of the year, although results for the full year will be below plan.

Revenues in Brazil are subject to a market stabilization feature that provides “assured” energy levels based on long-term average generation rather than actual generation produced, mitigating the impact of changing water levels. This market feature stabilizes revenues and cash flows and resulted in us earning revenues on 287 GWh during the quarter (2009 – 2 GWh) that was not provided from existing or newly developed as acquired facilities, as actual volumes were lower than average. The feature also requires that we do not earn revenue on generation in excess of long-term average.

Invested Capital

The following table presents the capital invested in our renewable power operations by major geographic region and asset class based on net asset values:

	September 30, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
Hydroelectric
United States	$5,733	$1,871	$178	$3,684	$5,774	$2,035	$158	$3,581
Canada	4,608	2,092	1,466	1,050	4,616	2,082	948	1,586
Brazil	2,181	667	60	1,454	2,220	621	57	1,542
Other generation	587	350	—	237	412	267	—	145
Facilities under development	158	—	—	158	233	—	—	233
Working capital and other	1,645	724	—	921	1,762	831	—	931
Brookfield’s IFRS values	$14,912	$5,704	$1,704	7,504	$15,017	$5,836	$1,163	8,018
Value not recognized under IFRS				950				450
				$8,454				$8,468

Changes in net invested capital for IFRS purposes since last year relate primarily to the recording of depreciation and amortization for accounting purposes, offset by sustaining capital expenditures and investments in additional capacity. Currency adjustments were relatively minor during the period. Other variances included the following:

• In the United States, an increase in net capital due to the amortization of debt;

• In Canada, an increase in co-investor interests due to the sale of equity in our Canadian renewable power fund and a mark-to-market of these equity interests for accounting purposes; and

• The continued development of wind and hydroelectric facilities, offset by the completion and transfer of a wind farm from “facilities under development” to “other generation”.

Q3 2010 INTERIM REPORT    17

Net Asset Value

The following table presents changes in the net asset value of our power generation operations during the quarter at September 30, 2010:

FOR THE PERIOD ENDED SEPTEMBER 30, 2010 (MILLIONS)	Q3	YTD
Net asset value – beginning of period	$8,345	$8,468
Operating cash flow	46	308
Less: realization gains	—	(102)
Fair value changes
Revaluation items	26	107
Foreign exchange	191	(32)
Capital distributed	(171)	(388)
Accounting depreciation	(116)	(357)
Other	(17)	(50)
Changes in IFRS values	(41)	(514)
Changes in values not recognized under IFRS	150	500
Net asset value – end of period	$8,454	$8,454

Revaluation items include the following:

• Facilities under development are carried at historical cost until they are commissioned as operational, at which time they are recorded as operating assets and revalued at appraised value based on expected discounted cash flows. The revaluation of completed development projects added $42 million during the quarter ($81 million year-to-date);

• The carrying value of units held by other investors in our Canadian renewable power fund is based on the stock market value at period end. The increase in the trading price of these units increased the liability by $70 million during the quarter ($86 million year-to-date);

• Certain of our power sales agreements are revalued quarterly based on the difference between contracted and expected future prices. The value of these contracts increased by $54 million during the quarter ($112 million year-to-date).

Values not recognized under IFRS increased by $150 million ($500 million year-to-date) to $950 million at quarter-end to recognize items such as the accumulated value of development projects and the impact of certain power contracts on the value of generation capacity in circumstances where the contracts are marked to market but the capacity is not. Changes in the quarter included:

• A $36 million reduction in the value of contracted capacity not otherwise recognized ($44 million year-to-date);

• A $42 million reduction in the unrecorded value of development projects following the completion of a wind project in Southwestern Ontario and full recognition as a revaluation item in our IFRS values offset in part by the advancement of several other projects; and

• The elimination of $116 million of accounting depreciation during the quarter ($357 million year-to-date) on renewable power assets that are revalued on an annual basis.

The key valuation metrics of our hydro and wind generating facilities at the end of 2009 and 2008 are summarized on page 38. The valuations are impacted primarily by the discount rate and long-term power prices. A 100-basis point change in the discount and terminal capitalization rates and a $10.00 change in long-term power prices will impact the value of our net invested capital by $2.1 billion and $0.7 billion, respectively.

18    BROOKFIELD ASSET MANAGEMENT

Contract Profile

We have hedged approximately 83% of our long-term average generation during the balance of 2010 through the end of 2012. This protects our revenues from fluctuating energy prices. Approximately 67% of the expected generation is hedged with long-term contracts that have an average term of 13 years while 16% of the balance is hedged with shorter term financial contracts that expire over the next two years.

The following table sets out the profile of our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

		Years ended December 31
	Balance of 2010	2011	2012	2013	2014
Generation (GWh)
Contracted
Power sales agreements
Hydro	1,979	10,157	9,113	8,900	8,272
Wind	196	783	1,197	1,197	1,197
Gas and other	221	406	397	398	134
	2,396	11,346	10,707	10,495	9,603
Financial contracts	885	2,107	2,885	—	—
Total contracted	3,281	13,453	13,592	10,495	9,603
Uncontracted	546	2,747	3,028	6,362	6,990
Long-term average generation	3,827	16,200	16,620	16,857	16,593
Contracted generation – as at September 30, 2010
% of total generation	86%	83%	82%	62%	58%
Price ($/MWh)	88	81	78	88	85

The average contracted price fluctuates as existing contracts roll off and new contracts are entered into and also with changes in currency exchange rates for contracts in Brazil and Canada.

Financing

We completed an offering of C$450 million of public notes in October 2010 at a rate of 5.14% and maturing in 2020. Proceeds from the issue were used to repurchase the C$400 million 8.75% notes maturing in 2012. As a result, we do not currently have any public note maturities until 2016. The debt to capitalization of this business at quarter end was 46%. The corporate unsecured public notes bear interest at an average rate of 5.5%, have an average term of 11 years and are rated BBB by S&P, BBB (high) by DBRS and BBB by Fitch. We also arranged a C$354 million construction facility to fund the development of a wind farm in Southwestern Ontario during the third quarter.

Our average cost of debt, reflecting the refinancing of the 2012 notes completed in October, was 6.7% compared to 7.2% at June 30, 2010. With the exception of bank borrowings and a $359 million project level construction financing, all of our North American financings are fixed rate. Interest rates on our Brazilian financings are all at floating rates.

We have very few maturities between now and 2012, as set out in the following table:

	Proportionate					Consolidated
AS AT SEPTEMBER 30, 2010 (MILLIONS)	2010	2011	2012	2013 & After	Total	Total
Unsecured
Bank facilities	$—	$154	$—	$—	$154	$154
Public notes	—	—	—	1,015	1,015	1,015
Project specific
Canada	4	19	182	378	583	1,273
United States	11	32	260	1,292	1,595	1,857
Brazil	13	55	66	547	681	681
	$28	$260	$508	$3,232	$4,028	$4,980
% of total outstanding	1%	6%	13%	80%	100%	100%

Q3 2010 INTERIM REPORT    19

Commercial Properties

Summarized Financial Results

The following table summarizes the capital invested by us in our commercial properties operations and our share of the operating cash flows:

AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Assets Under Management		Net Invested Capital		Net Operating Cash Flow
	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Sept. 30, 2009
Office properties
North America	$ 21,837	$ 19,763	$ 12,824	$ 11,482	$ 227	$ 219
Australia	4,518	4,145	4,021	3,248	72	42
Europe	1,193	951	1,193	951	33	8
	27,548	24,859	18,038	15,681	332	269
Other assets	1,994	2,336	1,407	1,742	6	8
	29,542	27,195	19,445	17,423	338	277
Mortgage debt	—	—	(7,722)	(7,485)	(130)	(108)
Subsidiary debt	—	—	(429)	(376)	(5)	(6)
Capital securities	—	—	(1,031)	(1,009)	(14)	(14)
Accounts payable	—	—	(1,149)	(1,016)	(20)	(20)
Co-investor interests	—	—	(4,636)	(3,739)	(86)	(72)
	29,542	27,195	4,478	3,798	83	57
Development properties	1,278	1,428	163	497	—	—
Retail properties	3,532	3,224	528	546	—	6
Brookfield’s invested capital	$ 34,352	$ 31,847	$ 5,169	$ 4,841	$ 83	$ 63

Office Properties

Operating Cash Flows

Variances in our cash flows are primarily the result of changes in contracted rental rates, occupancy levels, financing costs and currency exchange rates, each of which is described in more detail below.

The following table sets out the variances in operating cash flows, isolating the impact of currency fluctuations:

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2010	2009	Variance
Existing properties (assuming no change in foreign exchange rates)
United States	$ 167	$ 166	$ 1
Canada	49	48	1
Australia	45	42	3
Europe	7	8	(1)
	268	264	4
Acquired, developed or sold properties	7	5	2
Consolidation of property fund	23	—	23
CanaryWharf dividend	26	—	26
Impact of current year change in foreign exchange rates	8	—	8
Total operating cash flow	332	269	63
Other	6	8	(2)
Interest expense	(145)	(148)	3
- Newly consolidated property fund	(20)	—	(20)
Co-investor interests	(85)	(72)	(13)
Impact of current year change in foreign exchange rates	(5)	—	(5)
Net operating cash flow	$ 83	$ 57	$ 26

20    BROOKFIELD ASSET MANAGEMENT

Operating cash from existing properties increased by 2% over the prior year due to increased rental rates and releasing activity. We acquired a controlling interest in an Australian property fund that we previously equity accounted, which brought $23 million of operating cash flow and $20 million of interest expense into our accounts. Co-investor interests in cash flow increased by $13 million, representing participating interests of other investors in our North American operations and the newly consolidated property fund as well as the impact of higher interest rates on preferred equity financing our Australian operations. We received a $26 million special dividend from our investment in Canary Wharf Group.

Financial Profile

The following table presents capital invested in our office properties by region:

	September 30, 2010				December 31, 2009

(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital

Office properties
North America	$ 11,815	$ 7,215	$ 2,453	$ 2,147	$ 11,859	$ 6,817	$ 2,880	$ 2,162
U.S. Office Fund	1,687	—	844	843	792	—	396	396
Australasia	4,583	2,501	1,339	743	3,658	2,395	463	800
Europe	1,360	615	—	745	1,114	674	—	440

	$ 19,445	$ 10,331	$ 4,636	$ 4,478	$ 17,423	$ 9,886	$ 3,739	$ 3,798

The carrying values of our North American operations were relatively unchanged from year-end. Our U.S. Office Fund, which is held through our 50%-owned office property subsidiary, is equity accounted under IFRS as we do not control the underlying entity. The carrying value of the Fund increased to $1.7 billion at September 30, 2010, representing an increase of $895 million. Approximately $570 million of the increase relates to the purchase of debt issued by the Fund and the balance relates to increased valuations of the underlying properties. The $895 million increase accrues 50% to our net invested capital in the Fund and 50% to the minority shareholders in our office property subsidiary.

Total assets in our Australian operations increased by approximately $900 million year-to-date. Approximately $300 million relates to currency appreciation, $420 million to the consolidation of assets within a fund in which control was acquired during the period, and the balance relates to the completion of an office property that was transferred from office development properties. In addition, we transferred a full ownership interest in 16 of our premier properties to 50%-owned Brookfield Office Properties, representing $3.2 billion of the total portfolio value and $1.5 billion net of associated liabilities. This had no impact on the carrying value of the consolidated assets or the associated liabilities, but gives rise to an increase in co-investor interest of approximately $750 million, of which approximately $180 million relates to our City Square commercial office development, representing the 50% effective interest in these properties that now accrues to the minority shareholders in Brookfield Office Properties. The remaining increase in co-investor interest in Australian properties since year end is due largely to currency appreciation and the consolidation of two property funds in which co-investor interests aggregated to $130 million.

Total assets and net invested capital in Europe increased primarily due to the acquisition of an additional 7% ownership interest in Canary Wharf Group, increasing our ownership to 22%.

Q3 2010 INTERIM REPORT    21

Net Asset Value

The following table illustrates the changes in net asset value of our commercial office interests during the period:

FOR THE PERIOD ENDED SEPTEMBER 30, 2010 (MILLIONS)	Q3	YTD
Net asset value – beginning of period	$4,455	$3,798
Operating cash flow	83	244
Fair value changes
Appraisal gains	9	135
Foreign exchange	244	183
Capital transactions
Capital contributed, net of distributions	215	379
Acquisitions and completion of development activities	111	395
Reduction in effective interest in Australian portfolio	(574)	(574)
Other	(65)	(82)
Changes in IFRS values	23	680
Net asset value – end of period	$4,478	$4,478

The changes in the net asset value of our commercial office interests reflect operating cash flow, fair value changes and the changes in the capital allocated to the business. Fair value changes reflected currency appreciation of our Australian and Canadian portfolios as well as relatively minor increases in the appraised values of certain properties. Changes in capital included acquisitions, in particular an additional interest in Canary Wharf Group, as well as the transfer of development properties upon completion. In addition, this reflects an approximate $570 million decrease in our effective interest in a portion of our Australian portfolio as described above.

The key valuation metrics of our commercial office properties are presented on page 38. The valuations are most sensitive to changes in the discount rate. A 100-basis point change in the discount rate and terminal capitalization rate results in an aggregate $1.5 billion change in our common equity value after reflecting the interests of minority shareholders.

Leasing Profile

Our total worldwide portfolio occupancy rate in our office properties at the end of the third quarter of 2010 was consistent with year end at 95%. The average term of the leases was seven years, unchanged from the prior year.

					Expiring Leases (000’s sq. ft.)
AS AT SEPTEMBER 30, 2010	% Leased	Average Term	Net Rental Area	Currently Available	Remainder 2010	2011	2012	2013	2014	2015	2016	2017 & Beyond
North America
United States	94%	7.0	43,012	2,725	306	2,852	3,104	6,742	2,861	4,248	2,183	17,991
Canada	97%	7.8	17,752	546	308	826	1,119	3,280	515	2,612	1,535	7,011
Australia	98%	7.2	8,864	196	105	609	356	369	694	942	1,019	4,574
United Kingdom	100%	11.0	556	—	—	—	—	—	262	—	—	294
Total/Average	95%	7.2	70,184	3,467	719	4,287	4,579	10,391	4,332	7,802	4,737	29,870
Percentage of total			100%	4.9%	1.0%	6.1%	6.5%	14.8%	6.2%	11.1%	6.8%	42.6%

Average in-place net rents across the North American portfolio approximate $25 per square foot compared to $24 per square foot at the end of 2009. The increase reflects ongoing releasing activity at rents higher than currently in place. We leased 1.1 million square feet in the third quarter of 2010 at rents 9% higher than expiring in-place leases. Net rents continue to be at a discount of approximately 7% to the average market rent of $27 per square foot. This discount leads us to believe that we will be able to maintain or increase our net rental income in the coming years, as we did in the current quarter.

Average in-place rents in our Australian portfolio are A$46 per square foot, approximately 1% below market rents. The occupancy rate across the portfolio remains high at 98% and the weighted average lease term is

22    BROOKFIELD ASSET MANAGEMENT

approximately seven years. Our twenty largest tenants have a weighted average lease life of eight years and account for approximately 70% of our leasable area. These tenants have an average rating profile of AA. We had minimal lease expiries during the quarter and we continue to lease more space than is coming due.

With the exception of 2013, where we have a large lease maturity with Bank of America/Merrill Lynch, no more than 6% of our total net rental area expires in any year prior to 2015. We expect to roll over most of this space with the existing tenants and do not anticipate undue difficulty locating replacement tenants for the balance. The high quality and location of our buildings give us a high degree of confidence in this regard. Our net exposure to Bank of America/Merrill Lynch space is 1.6 million square feet, or 0.8 million square feet when reflecting our 50% ownership interest in our North American property operations. We are engaged in active discussion with Bank of America/Merrill Lynch and the sub-lease tenants to secure new leasing arrangements for this space well in advance of the 2013 maturity.

Financing

We raised a total of $1.4 billion in capital since June 30, 2010, and $2.9 billion on a year-to-date basis, consisting of financings and dispositions including extensions and renewals.

(MILLIONS)	Q3	YTD
Corporate bank facilities	$—	$75
Mortgages	1,064	2,128
Dispositions	—	175
Preferred shares	295	557
	$1,359	$2,935

We finance our commercial office operations primarily with non-recourse mortgages and equity from our co-investors. We supplement this with appropriate levels of subsidiary borrowings and capital securities (which are preferred shares classified as liabilities for accounting purposes) in order to create a stabilized capitalization profile to offset mortgage amortization.

The following table presents the maturity profile of our commercial office portfolio borrowings on a proportionate basis:

	Proportionate[1]					Consolidated
AS AT SEPTEMBER 30, 2010 (MILLIONS)	2010	2011	2012	2013 & After	Total	Total
Subsidiary level
North America	$ 50	$ 84	$ —	$ —	$ 134	$ 268
Australia	—	—	5	—	5	5
Europe	—	156	—	—	156	156
	50	240	5	—	295	429
Asset specific
North America	23	134	342	2,221	2,720	4,998
U.S. Office Fund	—	599	—	411	1,010	—
Australia	—	512	530	549	1,591	2,277
Europe	—	—	—	447	447	447
	23	1,245	872	3,628	5,768	7,722
	$ 73	$ 1,485	$ 877	$ 3,628	$ 6,063	$ 8,151
% of total outstanding	1%	25%	14%	60%	100%	100%

1. Includes proportionate interest in debt of equity accounted investments

Commercial property financings are secured by high quality office buildings on an individual or, in certain circumstances, a pooled basis. Many of the financings which mature in the next three years were arranged a number of years ago and, accordingly, represent a low loan-to-value. As a result, we continue to refinance most of these maturities in the normal course at similar or higher levels.

Q3 2010 INTERIM REPORT    23

We have minimal financing requirements in North America, Australia and Europe remaining in 2010. Australian financing markets are much shorter dated than North American markets which is reflected in our maturity profile. We have very few maturities in our North American operations prior to 2013 relative to the scale of our business, with the exception of maturities within our U.S. Office Fund that mature in October 2011. Our proportionate share of these maturities is $464 million, taking into consideration the interests of our investment partners, and consists of $139 million of property-specific mortgages and $325 million secured by a portfolio of commercial properties. Operating cash flows from the assets managed by us within the portfolio have increased by 28% based on in-place leases since acquiring the portfolio, which have improved the credit metrics of the portfolio. During the second quarter, we repurchased at a discount approximately $570 million principal amount of the debt ($275 million representing our share) which, in our view, likely eliminates any requirements for additional capital from us, and establishes a capitalization profile more consistent with the level we intend to establish prior to maturity.

Office Development Properties

The following table presents capital invested in our office development activities by region:

	September 30, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
North America
Manhattan West, New York	$ 281	$ 227	$ 27	$ 27	$ 286	$ 227	$ 29	$ 30
U.S. Office Fund	28	—	14	14	153	—	77	76
Other	171	—	86	85	183	—	92	91
Australia
City Square, Perth	467	102	183	182	247	45	—	202
Other	257	111	—	146	490	217	—	273
Unsecured development debt	—	328	—	(328)	—	175	—	(175)
United Kingdom	74	—	37	37	—	—	—	—
	$ 1,278	$ 768	$ 347	$ 163	$ 1,359	$ 664	$ 198	$ 497

We own development rights on Ninth Avenue between 31st Street and 33rd Street in New York City which entitles 5.4 million square feet of commercial office space. We will commence construction of this property once the necessary pre-leasing has occurred, similar to our strategy with other commercial developments.

In Australia, we continued development of the City Square project in Perth, which has a total projected construction cost of approximately $906 million, is 72% pre-leased to BHP Billiton and is scheduled for completion in August 2012. This project was sold to 50%-owned Brookfield Office Properties during the third quarter, giving rise to a 50% co-investor interest in the net capital invested in the project.

In the United Kingdom, we acquired in March 2010, through Brookfield Office Properties, a joint venture interest in 100 Bishopsgate, a development property in central London with capacity to build approximately 0.8 million square feet of office space.

The decrease in net invested capital also reflects the completion of development projects in the United States and Australia and transfer to our commercial office portfolios.

Retail Operations

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Sept. 30, 2009
Retail properties	$ 3,192	$ 2,816	$ 32	$ 49
Working capital/operating costs	164	(25)	(2)	(4)
Borrowings/interest expense	(2,005)	(1,566)	(40)	(33)
Co-investor interests	(823)	(679)	10	(6)
	$ 528	$ 546	$ —	$ 6

24    BROOKFIELD ASSET MANAGEMENT

Operating cash flow prior to debt service and co-investor interests was $nil in the third quarter of 2010, compared with $6 million for the same period in 2009. Several of the properties continue to undergo significant redevelopment, which continued to reduce net rent and increase costs during the year, but positions the portfolio well for cash flow growth going forward.

Consolidated assets and net invested capital were relatively unchanged during the quarter. Borrowings increased to fund the last payout of vendor financing. The average duration of financing on our properties is four years.

Infrastructure

Summarized Financial Results

The following table summarizes the capital we have invested in our infrastructure operations as well as our share of the operating cash flows:

	Assets Under Management		Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Sept. 30, 2009
Utilities	$ 8,592	$ 7,626	$ 467	$ 537	$ 25	$ 13
Transport and energy	3,698	3,498	225	196	8	—
Timber	4,449	4,264	866	813	4	—
Corporate and other costs	—	—	—	—	—	(3)
Brookfield’s IFRS value	16,739	15,388	1,558	1,546	37	10
Value not recognized under IFRS	—	—	300	100	—	—
Brookfield’s invested capital	$ 16,739	$ 15,388	$ 1,858	$ 1,646	$ 37	$ 10

Utilities

Our utilities business is predominantly comprised of businesses that operate regulated assets which earn a fixed rate of return on their asset base as well as businesses with long-term contracts designed to generate a fixed return on capital. They are generally uniquely positioned to provide critical backbone services in their respective markets which typically allows for stable growth and margin expansion.

The following table presents the capital invested by us in our utility operations and our share of the associated cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Sept. 30, 2009
South America	$ 246	$ 220	$ 11	$ 8
Australasia/Europe	187	257	11	—
North America	34	60	3	5
	$ 467	$ 537	$ 25	$ 13

Over 90% of the revenues from these assets are governed by regulated frameworks with the balance subject to long-term contracts. Accordingly, we expect this segment to produce consistent revenues that does not fluctuate with volumes and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth in revenues and income by investing additional capital into our existing operations.

Utilities operations contributed $25 million of net operating cash flow in the quarter, after deducting carrying charges and co-investor interests, compared with $13 million during 2009. The contribution from our Chilean transmission operations was $11 million in the third quarter of 2010, compared with $8 million in 2009, reflecting an increase in net operating income consistent with the ongoing benefit of inflation indexation and growth capital expenditures.

Net operating cash flows in Australasia and Europe primarily reflect the contribution from our Australian coal export terminal acquired in late 2009. The terminal charges a capacity toll on a take-or-pay basis to coal producers to transport coal onto ships destined for the export markets in Asia giving us certainty on revenue.

Q3 2010 INTERIM REPORT    25

Transport and Energy

The following table presents the capital invested by us in our transport and energy operations, and associated net operating cash flows:

	Net Invested Capital		Net Operating Cash Flow

AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Sept. 30, 2009

North America	$80	$75	$3	$—
Australasia	75	57	2	—
Europe	70	64	3	—

	$225	$196	$8	$—

Our transport and energy businesses are capital intensive businesses which provide transportation, storage and handling of energy, freight and bulk commodities. These businesses typically benefit from high barriers to entry, such as locational advantages and regulatory restrictions, which enables us to negotiate long-term contracts with customers that are subject in many cases to a regulatory framework. Currently 70% of our expected cash flows are subject to long-term contracts that govern price but not volume. As a result, operating variances typically arise from fluctuations in volume and, to a lesser degree, changes in prices on uncontracted revenues. We believe these operations are well positioned to benefit from increases in commodity demand and the global movement of goods. Our invested capital in these businesses did not change meaningfully during the quarter.

These operations contributed $8 million of net operating cash flow which represents our proportionate share of the underlying cash flow, after deducting carrying charges and co-investor interests. These operations were acquired in late 2009 and accordingly there was no contribution to cash flow during the third quarter of 2009.

Timber

The following table sets out the assets and liabilities deployed in our timber segment based on net asset values.

	September 30, 2010				December 31, 2009

(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
North America
Western	$3,090	$1,478	$1,002	$610	$3,092	$1,478	$1,010	$604
Eastern	116	—	—	116	115	—	—	115
Brazil	255	17	193	45	161	7	122	32
Working capital	748	653	—	95	701	639	—	62

	$4,209	$2,148	$1,195	$866	$4,069	$2,124	$1,132	$813

Consolidated assets and net invested capital held within our timber operations were relatively unchanged during the quarter. Co-investor interests reflect direct interests of others in our timber operations as well as in Brookfield Infrastructure, through which a portion of these businesses are held.

	2010				2009

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Net Operating Income	Interest Expense	Co-investor Interests	Net Operating Cash Flow	Net Operating Income	Interest Expense	Co-investor Interests	Net Operating Cash Flow

North America
Western	$22	$23	$(2)	$1	$22	$21	$1	$—
Eastern	2	—	—	2	—	—	—	—
Brazil	1	—	—	1	—	3	(3)	—

	$25	$23	$(2)	$4	$22	$24	$(2)	$—

Net operating cash flow remains at a negligible level as we continue to operate at a reduced harvest level until prices recover. In particular, domestic North American demand remains weak given the depressed level of U.S. homebuilding activity. We have increased our shipments to Asia in response to more attractive pricing in these markets, which received nearly 50% of our sales in the quarter.

26    BROOKFIELD ASSET MANAGEMENT

We sold 1.4 million cubic metres during the third quarter, compared to 1.5 million cubic metres in the same quarter last year reflecting a harvest level substantially below long-term average. We continue to be positioned well for a moderate recovery in demand, in particular for our higher margin douglas-fir species.

Development Activities

The following table summarizes the capital we have invested in our development activities as well as our share of the operating cash flows:

Summarized Financial Results

	Assets Under Management		Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Sept. 30, 2009
Residential	$ 5,311	$ 5,320	$ 950	$ 1,296	$ 31	$ (13)
Opportunity investments	1,399	1,413	268	262	45	11
Development land	2,316	2,277	1,088	845	1	1
Brookfield’s IFRS value	9,026	9,010	2,306	2,403	77	(1)
Value not recognized under IFRS	—	—	800	750	—	—
Brookfield’s invested capital	$ 9,026	$ 9,010	$ 3,106	$ 3,153	$ 77	$ (1)

Residential Development

	September 30, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
Brazil	$ 3,204	$ 2,295	$ 515	$ 394	$ 2,684	$ 1,830	$ 465	$ 389
Canada	789	602	94	93	789	325	235	229
Australia	164	126	—	38	459	232	—	227
United Kingdom	61	14	—	47	192	110	—	82
United States	845	328	139	378	850	336	145	369
	$ 5,063	$ 3,365	$ 748	$ 950	$ 4,974	$ 2,833	$ 845	$ 1,296

The capital deployed in these activities was relatively unchanged since the end of 2009. We have continued to reduce the level of activity in Australia and the United Kingdom. We recently announced a transaction whereby we will merge our Canadian and United States operations into a single publicly listed entity, whereas they are currently held through two separate public companies. This will simplify our ownership structure and create a well positioned North American residential business.

The net operating cash flows attributable to each of these business units are as follows:

	2010				2009
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Total	Interest Expense	Co-investor Interests	Net	Total	Interest Expense	Co-investor Interests	Net
Brazil	$ 32	$ 25	$ 5	$ 2	$ (25)	$ 12	$ (16)	$ (21)
Canada	32	—	16	16	21	—	10	11
Australia and UK	13	3	—	10	(1)	3	—	(4)
United States	5	1	1	3	5	(4)	3	6
Revaluation Items	—	—	—	—	(11)	(3)	(3)	(5)
	$ 82	$ 29	$ 22	$ 31	$ (11)	$ 8	$ (6)	$ (13)

Operating cash flow in these businesses is derived from the margin on the development and sale of homes, condominiums and lots. We also develop office properties in conjunction with these activities in Brazil, which are included in these results. Condominium and office property sales are typically recognized on substantial completion of a project, which results in fewer but larger recognition events and, therefore, larger fluctuations in earnings. Similarly, lot sales can occur in bulk transactions which can have a significant impact on earnings, but which occur less frequently. In contrast, home and individual lot sales represent smaller but more numerous transactions that tend to be recognized on a more consistent, albeit seasonal, basis. Finally, this business tends to be more dependent on broader economic conditions and will vary with the economic cycle.

Q3 2010 INTERIM REPORT    27

Our Brazil business results are highly dependent on how many condominium and office projects reach substantial completion in a particular quarter. Two important operating metrics are launches, which represent the opening of new projects for sale and future construction, and contracted sales which will give rise to closings once the project is completed and the units can be delivered to the purchasers. In the third quarter of 2010 there were a relatively small number of closings compared to ongoing sales volumes, albeit a larger number than 2009. As a result, the operating cash flow after deducting general and administrative and interest expenses was only $2 million. The operating margin on condominium projects, prior to unallocated costs, averaged 32% during the quarter. Contracted sales, on the other hand, increased to R$824 million ($466 million) in the third quarter representing a 32% increase in local currency terms from the third quarter of 2009 and combined launches of new projects totalled R$741 million ($437 million), up 53%.

The Canadian operations contributed $16 million of net operating cash flow in the quarter, compared to $11 million in 2009. The increase in cash flows is due primarily to increased home sales in the quarter from 116 last year to 292 homes in Q3. This was partially offset by decreased lot sales. In addition, operating margins increased to 24% during the quarter from 22% in 2009.

Our Australian and UK operations recorded $10 million of operating cash flow in the third quarter of 2010 compared with a $4 million net outflow in 2009, reflecting the completion of a large project in the UK.

Our U.S. operations generated $3 million of cash flows after reflecting interest, taxes and non-controlling interests during the third quarter of 2010. The gross margin from housing sales increased to approximately 17%, compared with 14% last year, however, closings declined to 98 units during the quarter (2009 – 192 units), and the backlog at the end of the quarter was 170 units compared to 326 units in 2009. The average selling price was $651,000 (2009 – $468,000). The decrease relates to the expiry of government stimulus programs, together with continued economic weakness.

Opportunity Investments

We operate two niche real estate opportunity funds with $575 million of invested capital. Our current investment in the funds is $268 million and our share of the underlying cash flow during the third quarter of 2010 was $45 million (2009 – $11 million). Cash flows included $34 million of gains from the sale of three properties during the quarter.

Development Land

The following table presents the capital invested by us in longer term development land. The values of residential lots in this table are based on historical book values consistent with both IFRS and Canadian GAAP, whereas rural development lands held for agricultural purposes are carried at net asset values under IFRS.

	September 30, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
Residential lots
North America	$ 769	$ —	$ 385	$ 384	$ 797	$ —	$ 399	$ 398
Brazil	688	271	335	82	691	308	320	63
Australia and UK	435	234	—	201	371	369	—	2
Rural development lands
Brazil	424	3	—	421	384	2	—	382
	$ 2,316	$ 508	$ 720	$ 1,088	$ 2,243	$ 679	$ 719	$ 845

Residential Lots

Residential development properties include land, both owned and optioned, which is in the process of being developed for sale as residential lots, but not expected to enter the process for more than three years. We utilize options to control lots for future years in our higher land cost markets in order to reduce risk. To that end, we hold options on approximately 9,000 lots which are located predominantly in California and Virginia. We invested additional capital into development land in Alberta to maintain our market position and hold approximately 14,000 acres in total. We also hold approximately 20,000 residential lots, homes and condominium units in our markets in Australia and New Zealand.

28    BROOKFIELD ASSET MANAGEMENT

Rural Development Lands

We own approximately 370,000 acres of prime agricultural development land in the Brazilian States of São Paulo, Minas Gerais, Mato Grosso do Sul and Mato Grosso. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol.

Net asset value

The net book value of our development activities after deducting borrowings and minority interests was $2.3 billion as at September 30, 2010.

The valuation of residential development assets and residential lots within the Development Land segment is considered inventory for these purposes, and are recorded at the lower of the existing carrying value and their expected net realizable value. Net realizable value is determined as the value at the anticipated time of sale less costs to complete. Many of our land holdings were acquired many years ago and we believe the net asset value of these lands exceeds the carrying values for IFRS purposes based on comparable sales and stock market valuations. Accordingly, we reflect this excess value as “unrecognized value under IFRS” in determining the net asset value of our shareholders’ equity. The excess value totalled $800 million at September 30, 2010, compared to $750 million at June 30, 2010 and $750 million at December 31, 2009.

Rural development lands held for agricultural purposes are carried at fair value under IFRS. There were no changes to any appraisal surpluses during the quarter.

Private Equity and Finance

Summarized Financial Results

The following table presents the net asset value of the capital invested in our Private Equity and Finance activities, together with our share of the operating cash flows:

	Assets Under Management		Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Sept. 30, 2009
Restructuring	$ 2,579	$ 2,050	$ 656	$ 613	$ 25	$ 10
Real estate finance	2,897	3,170	393	336	19	7
Bridge lending	545	585	113	100	2	(6)
	6,021	5,805	1,162	1,049	46	11
Other investments	2,055	1,925	602	582	4	(6)
Brookfield’s IFRS value	8,076	7,730	1,764	1,631	50	5
Value not recognized under IFRS	—	—	900	400	—	—
Brookfield’s invested capital	$ 8,076	$ 7,730	$ 2,664	$ 2,031	$ 50	$ 5

Restructuring

We operate three restructuring funds with total invested capital of $1.1 billion and remaining uninvested capital commitments from clients of $326 million. Our share of the net invested capital is $656 million.

The portfolio consists of nine investments in a diverse range of industries. Our average exposure to a specific company is $60 million and our largest single exposure is $218 million. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our share of the operating cash flow produced by these businesses during the quarter was $25 million, compared to $10 million in 2009. This reflects improved profitability within portfolio companies due to restructuring initiatives, improved economic circumstances and tax incentives applicable to one of our U.S. industrial businesses. In particular, we have made significant efforts to improve the cost structure and optimize inventory levels in these businesses and we are seeing the benefit of that in the results. We expect that the majority of our investment returns will come in the form of disposition gains as operating cash flows during the restructuring period are typically below normalized returns.

Q3 2010 INTERIM REPORT    29

Real Estate Finance

We operate two real estate finance funds with total committed capital of approximately $1.1 billion. Our share of capital invested in these operations was $393 million at September 30, 2010 (December 31, 2009 – $336 million). There are $199 million of uncalled capital commitments, of which our clients have committed $144 million and we have committed $55 million.

These activities contributed $19 million of net operating cash flow during the third quarter of 2010 compared to $7 million for the same period in 2009. We realized a gain of $52 million on the sale of an asset within one of the funds, of which our share was $14 million.

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Sept. 30, 2009
Total fund investments	$ 2,897	$ 2,787	$ 79	$ 20
Less: borrowings	(1,644)	(1,699)	(13)	(5)
Less: co-investor interests	(860)	(755)	(47)	(8)
Net investment in real estate finance funds	393	333	19	7
Securities – directly held	—	3	—	—
	$ 393	$ 336	$ 19	$ 7

We have been careful to structure our financing arrangements to provide sufficient duration and flexibility to manage our investments with a longer term horizon. We have matched terms in respect of asset and liability positions with an overall asset and a liability duration of three years. In addition, both our asset returns and net corresponding liabilities are subject to changes in short-term floating rates.

Bridge Lending

The net capital invested by us in bridge loans increased to $113 million from $100 million at the end of 2009, due mostly to currency appreciation. In addition to our own capital, we also manage $413 million in loan commitments on behalf of clients.

Our portfolio at quarter end was comprised of five loans, and our largest single exposure at that date was $55 million. Our share of the portfolio at quarter end has an average term of six months excluding extension privileges.

We are continuing to originate and underwrite lending opportunities however the volume of opportunities is relatively low given the reduced level of business activity as well as the reduction in cost of other forms of debt capital.

Other Investments

We own a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature while divesting in more mature assets.

The net operating cash flow from these investments in the third quarter of 2010 totalled $4 million, compared to an outflow of $6 million for the same period in 2009.

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Sept. 30, 2009
Industrial	$ 289	$ 256	$ (1)	$ (4)
Infrastructure	83	81	1	1
Business services	150	174	5	—
Property and other	80	71	(1)	(3)
	$ 602	$ 582	$ 4	$ (6)

30    BROOKFIELD ASSET MANAGEMENT

Our largest industrial investment is a 63% fully diluted interest in Norbord, which is the second largest and lowest cost manufacturer of oriented strand board in North America. The substantial downturn in the U.S. housing market resulted in lower volumes and prices for Norbord’s products, resulting in operating losses; however both prices and volumes have recovered significantly in recent months. The market value of our investment in Norbord at the date of this report was approximately $360 million based on the stock market prices, compared to a carrying value of $223 million.

Net Asset Value

Certain investments are carried at historical book value for IFRS purposes, and have an incremental unrecognized value in respect of publicly available share prices overall as comparable valuations. Accordingly, we include in our net asset value these incremental amounts which totalled $900 million at September 30, 2010 (December 31, 2009 – $400 million).

ASSET MANAGEMENT AND OTHER SERVICES

The following table summarizes fee revenues earned from clients for our asset management and investment banking services as well as the net contribution (i.e. net of direct expenses) earned from our property services and construction services businesses:

	Operating Cash Flow
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2010	2009
Base management fees[1]	$ 49	$ 38
Performance returns[1]	—	3
Transaction fees[1]	2	9
Investment banking[1]	4	2
	55	52
Property services[2]	7	2
Construction services[2]	28	11
	$ 90	$ 65

1. Revenues

2. Net of direct expenses

Base Management Fees

Base management fees increased to $49 million, reflecting the contribution from new funds launched during the past two years and an increase in the capital committed to existing mandates. The current quarter includes a “catch-up” fee of $5 million on the final closing of our Americas Infrastructure Fund that would have otherwise accrued in prior quarters.

Annualized base management fees on existing funds and assets under management will increase to $190 million by year end (December 31, 2009 – $140 million) when taking into account the proposed merger between Brookfield Infrastructure Partners and Prime Infrastructure which we expect to complete in the fourth quarter. The weighted average term of these fees is eight years, although we expect to increase the level of base management fees as we continue to expand our asset management activities.

Transaction Fees

Transaction fees include investment fees earned in respect of financing activities and include commitment fees, work fees and exit fees.

Investment Banking Fees

Our investment banking services are provided by teams located in United States, Canada, Australia and Brazil. The group advised on transactions totalling $2 billion in value during the quarter, and secured a number of prominent mandates.

Property Services Income

Property services fees include property and facilities management, leasing and project management and a range of real estate services. The contribution during the quarter increased due to a higher level of activity as well as the return of margins to more normal levels following the integration of a major relocation business acquired during 2009.

Q3 2010 INTERIM REPORT    31

Construction Services

The following table summarizes the operating results from our construction operations during the third quarter of 2010 and 2009:

	Net Operating Cash Flow
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2010	2009
Australia	$ 17	$ 3
Middle East	10	8
United Kingdom	1	—
	$ 28	$ 11

The remaining work-in-hand totalled $3.6 billion at the end of September 30, 2010 (December 31, 2009 – $3.3 billion) and represented approximately three years of scheduled activity. We secured two new projects in Australia during the quarter with a total value of $1.5 billion and progressed a number of projects in each of our markets. We are pursuing a number of new projects in Australia and the Middle East which should position us well for future growth.

The following table summarizes the work-in-hand at the end of the third quarter of 2010 and end of last year:

(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009
Australia	$ 1,944	$ 1,167
Middle East	777	1,075
United Kingdom	916	1,081
	$ 3,637	$ 3,323

Third-Party Capital

The following table summarizes third-party capital allocations at the end of the third quarter of 2010 and end of last year:

	September 30, 2010			December 31, 2009
(MILLIONS)	Core and Value Added	Opportunity and Private Equity	Total	Core and Value Added	Opportunity and Private Equity	Total
Unlisted funds and managed listed issuers
Renewable power generation	$ 1,291	$ —	$ 1,291	$ 995	$ —	$ 995
Commercial properties	3,563	5,176	8,739	3,479	4,600	8,079
Infrastructure	6,255	114	6,369	4,937	69	5,006
Development	—	281	281	—	291	291
Private equity and finance	2,387	870	3,257	3,098	661	3,759
	13,496	6,441	19,937	12,509	5,621	18,130
Public securities	—	—	23,256	—	—	23,787
Other listed entities	—	—	7,823	—	—	5,737
	$ 13,496	$ 6,441	$ 51,016	$ 12,509	$ 5,621	$ 47,654

Unlisted Funds and Managed Listed Issuers

This segment includes the unlisted funds and listed issuers through which we own and manage a number of property, power, infrastructure and specialized investment strategies on behalf of our clients and ourselves. Third-party capital commitments to these funds increased by $1.8 billion since year end ($1.4 billion since June 30, 2010), reflecting additional capital committed to infrastructure funds, real estate turnaround opportunities and to our Private equity and finance funds, net of the impact of foreign exchange. We expect to add a further $1.1 billion in November with the merger of Brookfield Infrastructure and its Australian infrastructure affiliates.

The amounts in the table above include $8.7 billion of capital (2009 – $6.7 billion) that has not been invested to date but which is available to pursue acquisitions pursuant to each fund’s specific mandate. Of the total uninvested capital, $4 billion relates to our global real estate turnaround consortium, of which $1.5 billion is expected to be invested in General Growth during the fourth quarter.

32    BROOKFIELD ASSET MANAGEMENT

Public Securities

We specialize in fixed income and equity securities with a particular focus on real estate and infrastructure, including high yield and distress securities. Our clients are predominantly pension funds and insurance companies throughout North America and Australia.

The following table summarizes assets under management within these operations. We typically do not invest our own capital in these strategies as the assets under management tend to be securities rather than physical assets.

	Total Assets Under Management		Third-Party Commitments
(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009
Real estate and fixed income securities
Fixed income	$ 16,151	$ 17,589	$ 16,151	$ 17,589
Equity	7,105	6,218	7,105	6,198
	$ 23,256	$ 23,807	$ 23,256	$ 23,787

Other Listed Entities

We have established a number of our business units as listed public companies to allow other investors to participate and which provide us with additional capital to expand these operations. This includes common equity held by others in Brookfield Properties, Brookfield Homes and Brookfield Incorporações among others.

Unallocated Operating Costs

Operating costs include the costs of our asset management activities as well as corporate costs which are not directly attributable to specific business units.

	Net
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2010	2009	Variance
Operating costs	$ 66	$ 65	$ 1
Cash income taxes	13	(2)	15
	$ 79	$ 63	$ 16

CORPORATE CAPITALIZATION, LIQUIDITY AND OPERATING COSTS

In this section, we review our corporate (i.e. deconsolidated) capitalization, liquidity profile and operating costs.

Liquidity Profile

We continue to maintain higher liquidity levels over the past two years as a result of the uncertain economic circumstances and increased potential for attractive investment opportunities. As at September 30, 2010, our consolidated core liquidity was approximately $4.2 billion, consisting of $3.0 billion at the corporate level and $1.2 billion within our principal operating subsidiaries. In addition to our core liquidity, we have $8.7 billion of uninvested capital allocations from our investment partners that is available to fund qualifying investments.

Q3 2010 INTERIM REPORT    33

Cash and Financial Assets

	Net Invested Capital			Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30, 2010	June 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Sept. 30, 2009
Financial assets
Government bonds	$ 481	$ 587	$ 547
Corporate bonds	198	286	290
Other fixed income	88	99	115
High-yield bonds and distressed debt	621	675	694
Preferred shares	309	279	282
Common shares	326	237	184
Loans receivable/deposits	399	104	(150)
Total financial assets	2,422	2,267	1,962	$ 140	$ 84
Cash and cash equivalents	237	15	34	—	—
Deposits and other liabilities	(640)	(574)	(351)	(14)	—
Net investment	$ 2,019	$ 1,708	$ 1,645	$ 126	$ 84

Net cash and financial asset balances increased by $374 million to $2.0 billion since year end with most of the increase occurring during the third quarter of 2010. In addition to the carrying values of financial assets, we hold positions with a notional value of $75 million (December 31, 2009 – $75 million) through total return swaps and hold protection against widening credit spreads through credit default swaps with a total notional value of $75 million (December 31, 2009 – $365 million). The carrying value of these derivative instruments reflected in our financial statements at September 30, 2010 was a liability of $nil (December 31, 2009 – gain of $3 million). Deposits and other liabilities include broker deposits and a small number of borrowed securities that have been sold short.

Corporate Capitalization

Our corporate capitalization consists of financial obligations of (or guaranteed by) the Corporation as set forth in the following table. The increase relates principally to a higher level of shareholders equity.

	Net Invested Capital			Net Operating Cash Flow[2]
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30, 2010	June 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Sept. 30, 2009
Corporate borrowings
Bank borrowing and commercial paper	$ 310	$ 351	$ 388	$ 3	$ 2
Term debt	2,315	2,274	2,205	40	38
	2,625	2,625	2,593	43	40
Contingent swap accruals	857	832	779	25	21
Accounts payable and other accruals/expenses	1,722	1,832	2,028	79	63
Capital securities	648	627	632	8	9
Shareholders’ equity
Preferred equity	1,413	1,413	1,144	18	13
Common equity[1]	18,282	17,484	16,706	336	482
	19,695	18,897	17,850	354	495
Total corporate capitalization	$ 25,547	$ 24,813	$ 23,882	$ 509	$ 628
Debt to capitalization	14%	14%	14%
Interest coverage				6x	9x
Fixed charge coverage				5x	7x
1.	Includes unrecognized values under IFRS
2.	Includes a $346 million realization gain in 2009

34    BROOKFIELD ASSET MANAGEMENT

Corporate Borrowings

Bank borrowing and commercial paper represent shorter term borrowings that are pursuant to or backed by $1,445 million of committed revolving term credit facilities. Approximately $106 million (December 31, 2009 – $125 million) of the facilities were also utilized for letters of credit issued to support various business initiatives at quarter end. The facilities are periodically renewed and extended for three to four year periods at a time. Currently, $325 million of the facilities are scheduled to expire in 2011 and $1,120 million of the facilities are scheduled to expire in 2012.

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2012 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile. During October, we issued C$350 million ($340 million) of 10-year notes with a coupon of 5.30%. We intend to use the proceeds to reduce shorter-term corporate maturities.

Our corporate borrowings have an average term of eight years (December 31, 2009 – eight years) and all of the maturities extend into 2012 and beyond. The average interest rate on our corporate borrowings was 6% at September 30, 2010, consistent with the end of 2009.

AS AT SEPTEMBER 30, 2010 (MILLIONS)	Average Term	2010	2011	2012	2013 & After	Total
Commercial paper and bank borrowings	2	$ —	$ —	$ 310	$ —	$ 310
Term debt	9	—	—	423	1,892	2,315
	8	$ —	$ —	$ 733	$ 1,892	$ 2,625

Corporate debt levels increased by $32 million since the end of the year primarily due to changes in foreign exchange.

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which include a zero coupon swap that was originally intended to mature in 2015. Our financial statements include an accrual of $857 million in respect of these contracts which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded an amount of $225 million in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and therefore will continue to account for the contracts as we have in prior years until we receive clarification.

Capital Securities

Capital securities are preferred shares that are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us. The dividends paid on these securities are recorded in interest expense.

The carrying values of capital securities increased to $648 million from $632 million at the end of 2009 due to an increase in the value of the Canadian dollar, in which most of these securities are denominated. The average distribution yield on the capital securities at September 30, 2010 was 6% (September 30, 2009 – 6%) and the average term to the holders’ conversion date was four years as at September 30, 2010 (December 31, 2009 – four years).

Q3 2010 INTERIM REPORT    35

Shareholders’ Equity

	Net Invested Capital[1]		Book Value[2]
(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009
Preferred equity	$ 1,413	$ 1,144	$ 1,413	$ 1,144
Common equity	18,282	16,706	12,222	11,867
	$ 19,695	$ 17,850	$ 13,635	$ 13,011

1.	Pre-tax basis, including unrecognized values under IFRS
2.	Based on IFRS financial statements

Preferred equity consists of perpetual preferred shares representing an attractive form of leverage for common shareholders. We issued C$275 million ($269 million) of perpetual preferred shares during the first quarter of 2010 with an initial coupon of 5.40% that resets after 6.5 years and at a predetermined credit spread every five years thereafter unless previously redeemed by the Corporation. During October, we issued a further C$250 million ($245 million) of similar preferred shares with an initial coupon of 4.50%.

Working Capital

Other Assets

The following is a summary of other assets:

	Net Invested Capital
(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009
Accounts receivable	$ 254	$ 297
Restricted cash	169	208
Intangible assets	44	43
Goodwill	185	199
Prepaid and other assets	351	198
	$ 1,003	$ 945

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units.

Other Liabilities

	Net Invested Capital
(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009
Accounts payable	$ 287	$ 279
Insurance liabilities	384	721
Other liabilities	1,051	1,028
	$ 1,722	$ 2,028

Other liabilities include $225 million of mark-to-market adjustments in respect of contingent swap accruals.

36    BROOKFIELD ASSET MANAGEMENT

NET ASSET VALUE

The following table provides an analysis of the changes in our net asset values during the quarter and relates these changes to our Net Income, Other Comprehensive Income and other items in our Statement of Changes in Equity such as shareholder distributions.

	Net Asset Value	Financial Statement Allocation			Net Asset Value
AS AT AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Net Income	Other Comprehensive Income	Other Items[1]	Per Share
Opening equity value, July 1, 2010	$ 17,484	$ —	$ —	$ —	$ 29.69
Operating cash flow	354	354	—	—	0.57
Less: preferred share dividends	(18)	—	—	(18)	n/a4
Fair value changes
Operating assets	80	52	28	—	0.13
Unrecognized values[2]	300	n/a	n/a	n/a	0.49
Realization in cash flow of previously recognized fair value increases	(48)	(48)	—	—	(0.08)
Foreign currency	399	—	399	—	0.65
Depreciation and amortization	(169)	(169)	—	—	(0.27)
Other items	(25)	(68)	34	9	(0.06)
Total return – pre-tax	873	121	461	(9)	1.43
Common share dividends	(75)	—	—	(75)	(0.13)
Deferred income taxes[3]	n/a	(9)	38	—	n/a
Total change in value	798	112	499	(84)	1.30
Closing equity value	$ 18,282	$ 112	$ 499	$ (84)	$ 30.99
1.	Other items included in shareholders’ equity
2.	Revaluation of items not reflected at fair value under IFRS
3.	Net asset values presented on a pre-tax basis
4.	Operating cash flow per share shown net of preferred share dividends

We add back deferred tax provisions, which primarily reflect the difference between the carrying values of our assets and their tax basis, because we do not expect to liquidate the business and, until any such taxes become payable, we have the ability to invest this capital to generate cash flow and value for shareholders. Any cash tax liabilities are included in liabilities and reflected in net asset value.

Finally, IFRS does not permit revaluation of all assets. We therefore provide an adjustment, entitled “unrecognized values” and determined by management, to our net asset values to ensure that the tangible value of our assets and equity is updated at least annually. This adjustment is based on stock market prices as well as internal and external appraisals. We provide a discussion and analysis of unrecognized values on page 39.

The components of net asset value are presented in the following table:

	September 30, 2010		June 30, 2010		December 31, 2009
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share	Total	Per Share
Common equity – per IFRS financial statements	$ 12,222	$ 21.15	$ 11,695	$ 20.29	$ 11,867	$ 20.57
Deferred income taxes	2,760	4.48	2,789	4.53	2,789	4.59
Pre-tax equity	14,982	25.63	14,484	24.82	14,656	25.16
Value not recognized under IFRS	3,300	5.36	3,000	4.87	2,050	3.37
	$ 18,282	$ 30.99	$ 17,484	$ 29.69	$ 16,706	$ 28.53

Q3 2010 INTERIM REPORT    37

Valuation Methodology

Use of Management and Third Party Appraisals

Assets held in funds often require annual revaluation based on third party appraisal. In these cases, we utilize the appraised third party values and assumptions as the basis of our IFRS carrying values with adjustments in accordance with IFRS rules, if necessary. Assets not otherwise valued for fund requirements are valued by management, and also valued by third party appraisers on a rotating basis so that each asset is revalued externally at least once every three years. A summary of our revaluation methodology is provided below:

Renewable Power: Revalued annually by management and on a rotating basis at least once every three to five years by third party appraisers and more frequently if required for refinancing activity.

Commercial Properties: Revalued quarterly by management and on a rotating basis by third party appraisers at least once every three years and more frequently if required for fund reporting or refinancing activity.

Timberlands: Our timberlands in Western North America and Brazil are held in funds which require annual third party appraisals. Timberlands held in Eastern North America are revalued using management estimates. Quarterly revaluations are prepared using management estimates to update annual third party facility appraisals.

Other Infrastructure Assets: Our Chilean transmission system is owned with a consortium of institutional investors who require annual third party appraisals. Our Ontario transmission system is revalued annually using management estimates based on the regulated rate base. Other infrastructure assets acquired in the fourth quarter of 2009, such as our coal terminal, ports, pipelines and rail are valued at the purchase price and will be revalued annually using management estimates and on a rotating basis by external appraisers at least once every three years commencing on December 31, 2010.

Financial Assets: Marked-to-market quarterly based on publicly available inputs and management estimates if public inputs do not exist.

Liabilities: Public and private debt is held at amortized cost from the date of issuance. Interest rate swaps and other hedging products are marked-to-market quarterly.

Valuation Assumptions

The assumptions used in valuing our tangible assets are based on market conditions prevalent during the third quarter of 2010 and the end of 2009. We believe that these values would be lower on a liquidation basis (which we have no intention of undertaking) and higher if assessed in the context of normal economic circumstances. We believe that a 100-basis point decrease in the discount rates used to value our two largest asset classes, commercial office properties and renewable power generating facilities, would increase our values by $3.75 billion, in aggregate, or $6.09 per share, for a total value of $37.08 per share. A corresponding 100-basis point increase would have the opposite effect on our values. The following is a summary of key assumptions used in our valuations:

Renewable Power

	United States		Canada		Brazil
	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Discount rate	8.2%	8.2%	7.3%	7.3%	11.0%	11.0%
Terminal capitalization rate	8.4%	8.4%	7.9%	7.9%	11.0%	11.0%
Exit date	2029	2029	2029	2029	2029	2029

Commercial Properties
	United States		Canada		Australia
	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009
Discount rate	8.7%	8.8%	7.4%	7.4%	9.1%	9.3%
Terminal capitalization rate	6.8%	6.9%	6.7%	6.7%	7.6%	7.8%
Exit date	2020	2019	2020	2019	2020	2019

38    BROOKFIELD ASSET MANAGEMENT

Infrastructure

Key assumptions include a weighted average discount and terminal capitalization rate of 6.5% and an average terminal valuation date of 72 years. Timber prices were based on a combination of forward prices available in the market and the price forecasts of each appraisal firm.

The valuation of our transmission operations is based on an independent valuation of our Chilean transmission business and an internal valuation of our Northern Ontario operations. The valuation of our Chilean transmission business is based on a weighted average real discount rate and terminal capitalization rate of 8.1% and a terminal valuation date of 2023. The valuation of interests in the other businesses are based on their November 2009 acquisition price. These assets will be revalued annually for adjustments to net asset value assumptions.

Unrecognized Values

Certain assets and cash flows under IFRS are not reflected at fair value and as a result, we have provided an estimate of the incremental value of these items over their carried values to arrive at a more complete determination of net asset value. These items include items carried at historical book values such as the values for our services businesses, renewable power and infrastructure development projects, assets acquired at distressed values that are not otherwise revalued and development land carried at the lower of cost or market. We include the incremental value of these items in our net asset value because they represent tangible, measurable values which can be, and often are, realized in normal market transactions and because we consider the value of these items ourselves when valuing the business internally.

We exclude from this analysis the incremental value attributable to our asset management and business franchise, even though we believe these activities will contribute to additional cash flow growth and enhancement of our existing and future business activities.

The following table presents the unrealized values by operating platform:

(MILLIONS)	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010	Dec. 31, 2009
Services	$ 250	$ 250	$ 250	$ 250
Operating platforms
Renewable power	950	800	600	450
Commercial properties	—	—	—	—
Infrastructure	300	300	100	100
Development	800	750	750	750
Private equity and finance	900	800	400	400
Cash and financial assets	—	—	—	—
Other assets	100	100	100	100
	$ 3,300	$ 3,000	$ 2,200	$ 2,050

The increase in value of renewable power assets reflects development projects accruing on long-term contracts including the procurement of power development projects. In addition, we eliminate the impact of quarterly power depreciation on our operating assets, which we are required to recognize for accounting purposes, from our net asset value as these assets are revalued at the end of each year.

Infrastructure assets acquired in Q4 2009 are carried at cost; however, based on valuations inherent in comparable market transactions and the confirmation of our rate base for certain rate regulated assets we have recognized additional value during the quarter which we expect to realize in our IFRS equity once a formal valuation is completed at the end of the year.

The value of investments in our Private equity and finance funds increased during the quarter reflecting in part the value of our investment in General Growth Properties following the court approval of our plan to recapitalize the company. In addition, valuations in a number of our non-public investments benefitted from cost rationalization initiatives implemented in prior periods combined with improvements in operating conditions. These items were offset, in part, by investments which are carried at cost for IFRS purposes but recognized at market prices for the purposes of determining our net asset value which declined during the quarter.

Q3 2010 INTERIM REPORT    39

PART 3 ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

This section contains a review of our consolidated financial statements which are prepared in accordance with IFRS. It contains information to enable the reader to reconcile the basis of presentation in our consolidated financial statements to that employed in the MD&A, as well as a review of certain balances that are not reviewed elsewhere in the MD&A.

CONSOLIDATED STATEMENTS OF INCOME

The following table summarizes the major components of other items on a total basis and also by presenting them net of the associated non-controlling interests:

	Total		Net[1]
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2010	2009	2010	2009	Variance
Operating cash flow	$354	$495	$354	$495	$(141)
Less: deferred gains[2]	—	(346)	—	(346)	346
	354	149	354	149	205
Other items
Depreciation and amortization	(193)	(161)	(169)	(142)	(27)
Fair value changes	(54)	(873)	(64)	(591)	527
Deferred income taxes	(36)	177	(9)	167	(176)
Non-controlling interests	41	291	—	—	—
Net income (loss) attributable to common shareholders	$112	$(417)	$112	$(417)	$529
1.	Net of non-controlling interests
2.	Disposition gains that are recorded in equity for IFRS purposes, as opposed to net income

Net income was $112 million for the third quarter of 2010, compared to a net loss of $417 million for the same period in 2009.

The principle differences between operating cash flow and net income for IFRS purposes are the periodic non-cash revaluation of our office property portfolios, depreciation on our power generating facilities and other non-cash revaluation items. These items are described in more detail in the following section.

IFRS generally precludes the recognition of disposition gains on interests in controlled subsidiaries if we continue to consolidate the investment after the sale, and the gains are recorded directly into equity as opposed to the statement of operations. We consider these gains to be an important component of performance measurement and accordingly include them in the determination of operating cash flow and gains. As such, they become a reconciling item between net income and operating cash flow.

40    BROOKFIELD ASSET MANAGEMENT

Revenues

	Three months ended Sept. 30		Nine months ended Sept. 30
(MILLIONS)	2010	2009	2010	2009
Asset management and other services	$ 660	$ 473	$ 1,832	$ 1,175
Renewable power generation	251	293	855	883
Commercial properties	823	604	1,273	1,040
Infrastructure	204	100	612	289
Development activities	742	455	1,905	1,185
Private equity and finance	996	854	2,811	2,489
Cash, financial assets and other	165	65	378	365
	$ 3,841	$ 2,844	$ 9,666	$ 7,426

Revenues increased in all segments due to currency appreciation:

The increase in asset management and other services revenues reflects increased volumes within our construction services business, as well as a higher level of base management and transaction fees. Renewable power generation revenues reflect lower generation, particularly in the third quarter, offset by increased rents, higher pricing. Commercial property revenues increased primarily from the consolidation of property operations that were previously recorded as equity-accounted investments, and the contribution of acquired and developed properties. The increase in infrastructure revenues reflects the contribution from an infrastructure business acquired in late 2009. Development revenues increased in the third quarter due to higher activity levels in Brazil including a larger number of completions in our Brazilian operations.

Revaluation and Other Items, Net of Non-controlling Interests

Depreciation and Amortization

Depreciation and amortization for each principal operating segment is summarized in the following table:

	Total		Net[1]
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2010	2009	2010	2009	Variance
Renewable power generation	$(116)	$(102)	$(116)	$(102)	$(14)
Infrastructure	(4)	(2)	(1)	(1)	—
Development activities	(8)	(5)	(8)	(5)	(3)
Private equity and finance	(33)	(23)	(17)	(14)	(3)
Other property, plant and equipment	(32)	(29)	(27)	(20)	(7)
	$(193)	$(161)	$(169)	$(142)	$(27)
1.	Net of non-controlling and minority interests

Depreciation expenses throughout most of our businesses are generally stable year-over-year except for currency fluctuations. We do not recognize depreciation or depletion on our investment properties and timber, respectively, as each of these asset classes are revalued on a quarterly basis through income. Depreciation on our renewable power facilities represents the majority of our quarterly depreciation due to the significant investment we have in the underlying assets. The increase during the quarter reflects new facilities developed in Brazil and commissioned during 2010, and the impact of currency appreciation.

Q3 2010 INTERIM REPORT    41

Fair Value Changes

Fair value changes for each principal operating segment is summarized in the following table:

		Total		Net[1]
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Operating Segment	2010	2009	2010	2009	Variance
Operating assets
Investment property	Commercial Office	$119	$(701)	$51	$(414)	$465
Agriculture	Timberlands and Agrilands	(1)	1	1	1	—
		118	(700)	52	(413)	465
Other items
Interest rate contracts	Corporate	(55)	(46)	(55)	(46)	(9)
Power contracts	Renewable Power	54	33	54	33	21
Redeemable units	Renewable Power	(70)	(181)	(70)	(181)	111
Other		(8)	21	3	16	(13)
		(79)	(173)	(68)	(178)	110
		39	(873)	(16)	(591)	575
Less: Realization of previously recognized fair value increases		(93)	—	(48)	—	(48)
		$(54)	$(873)	$(64)	$(591)	$527
1.	Net of non-controlling interests

The net impact of unrealized fair value losses in the quarter totalled $64 million versus $591 million in 2009. The prior year’s loss was primarily the result of a decline in the valuation of our commercial office properties due to decreased rent assumptions and higher discount rates attributed to future cash flows. Valuations in 2010 improved since the third quarter of 2009 as leasing fundamentals in most of our markets improved. In addition, we are observing cap rate compression in a number of our key markets as the demand for high quality office properties increases and we would expect this to have a meaningful impact on the valuation of our portfolio at year end if current conditions persist.

We hold interest rate contracts to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration, interest sensitive physical assets. The U.S. 10-year treasury rate declined from 2.93% to 2.51% during the third quarter of 2010, which led to a $55 million decrease in the net value of these contracts. Accounting rules require that we revalue these contracts each period even if the corresponding assets are not revalued.

In our power operations, we enter into long-term contracts to provide generation capacity, and are required to record changes in the market value of these contracts through net income whereas we are not permitted to record the corresponding change in the value of the capacity and generation that we have pre-sold. The decline in energy prices during the quarter increased the value of these contracts.

The units of our Canadian renewable power fund that are held by non-controlling interests contain features that require us to record them as a liability based on the quoted market price at the end of each reporting period, notwithstanding that the facilities owned by the fund are revalued based on appraisals (as opposed to a stock market value) annually.

CONSOLIDATED BALANCE SHEETS

Assets

We review changes in our financial position on a segmented basis in Part 2 – Review of Operations and reconcile this basis to our consolidated balance sheets on pages 51 and 53 in this section. We also provide an analysis in this section of the major balances that differ from those utilized in our segmented review.

42    BROOKFIELD ASSET MANAGEMENT

Total assets at book value increased to $69.3 billion as at September 30, 2010 from $64.9 billion at the end of 2009 as shown in the following table:

	Book Value
(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009
Assets
Cash and cash equivalents and other financial assets	$ 6,666	$ 6,432
Accounts receivable and other	5,537	5,160
Inventory	5,602	5,553
Investments	5,571	4,454
Property, plant and equipment	17,146	16,518
Investment properties	20,783	19,210
Timber	3,015	2,951
Intangible assets	1,145	921
Goodwill	2,315	2,248
Deferred income tax	1,539	1,478
	$ 69,319	$ 64,925

The carrying values of our assets increased during the first nine months of 2010, principally due to currency appreciation, as well as increased appraisal values of our commercial office properties, consolidation of property funds, ongoing sustaining capital expenditures and investment activities, offset by depreciation and amortization.

Other Financial Assets

Other financial assets include $0.4 billion (2009 – $0.8 billion) of largely fixed income securities held through our insurance operations, as well as our 22% common share investment in Canary Wharf Group, which is included in our commercial office property operations in our segmented analysis at a carried value of $683 million.

Investments

Investments represent equity accounted interests in partially owned entities as set forth in the following table, which are discussed further within the relevant business segments in Part 2 – Review of Operations.

	Ownership Interest		Carried Value
(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009
Renewable power generation
Bear Swamp Power Co. LLC	50%	50%	$ 122	$ 119
Other power investments	50%	23-50%	163	157
Commercial properties
U.S. Office Fund	47%	47%	1,715	945
245 Park Avenue	51%	51%	668	613
Other commercial properties	20-50%	21-50%	1,331	1,087
Infrastructure
Prime Infrastructure	40%	40%	685	656
Transelec S.A.	28%	28%	382	360
Other	25-50%	25-45%	505	517
Total			$ 5,571	$ 4,454

The increase in the carrying value of Investments reflects higher values of the commercial office properties held within our U.S. Core Office Fund as well as the investment of additional capital to purchase debt issued by the Fund at a discount.

Q3 2010 INTERIM REPORT    43

Accounts Receivable and Other

	Book Value

(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009

Accounts receivable	$ 3,070	$ 2,719
Prepaid expenses and other assets	1,772	1,799
Restricted cash	695	642

	$ 5,537	$ 5,160

These balances include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property-specific mortgages. The balances increased as a result of higher foreign currency exchange rates on non-U.S. balances and increased development activity in our residential businesses during the quarter.

Property, Plant and Equipment

	Book Value

(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009

Renewable power generation	$13,267	$12,985
Timber	807	747
Utilities	216	205
Transport and energy	291	301
Private equity and finance	2,471	2,083
Other property, plant and equipment	94	197

	$17,146	$16,518

Property, plant and equipment are predominantly comprised of our investment in renewable hydro facilities. There was minimal change in the value of our assets during the first quarter as the majority of assets are not revalued until year-end.

Intangible Assets

Intangible asset values increased by $224 million over the end of 2009 which was primarily the result of foreign exchange revaluation.

Goodwill

Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. Goodwill is allocated to our Australian, North American, European and Middle East operations and was relatively unchanged at $2.3 billion during the third quarter of 2010.

Liabilities and Shareholders’ Equity

The following analysis of our liabilities and shareholders’ equity is based on our consolidated balance sheet, and therefore includes the obligations of consolidated entities, including partially owned funds and subsidiaries.

We note, however, that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. For example, we have access to the capital of our clients and co-investors through public market issuance and, in some cases, contractual obligations to contribute additional equity. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated such as our U.S. core office fund and much of our infrastructure business.

Accordingly, we believe that the two most meaningful bases of presentation to use in assessing our capitalization are proportionate consolidation and deconsolidation. The following tables depict the composition of our capitalization on these bases, along with our consolidated capitalization, all based on the net asset value of our equity and the interests of other investors.

44    BROOKFIELD ASSET MANAGEMENT

Our deconsolidated capitalization depicts the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our deconsolidated invested capital and remitted cash flows. At quarter end, our deconsolidated debt to capitalization was 14% (December 31, 2009 – 14%) which is a prudent level in our opinion. This reflects our strategy of having a relatively low level of debt at the parent company level and finance our operations primarily at the asset or operating unit level with no recourse to the corporation.

Proportionate consolidation which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 41% debt-to-capitalization ratio at quarter end (December 31, 2009 – 44%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Our consolidated debt-to-capitalization ratio is 38%. This reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited and also excludes debt that is issued by equity accounted investees. As noted above, it also excludes the debt of equity accounted investees, which results in a lower debt-to-capitalization than the proportionally consolidated numbers. This is in part why we believe that the consolidated capitalization is less meaningful and can only be assessed in the context of the overall asset base of the company, and taking into consideration the full ownership base, including minority shareholders and institutional fund investors, which can be difficult to assess in the context of consolidated financial statements.

As presented in the following table, debt to capitalization in the third quarter was consistent with 2009 in all three bases of presentation.

	Deconsolidated		Proportionate		Consolidated

(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009

Corporate borrowings	$ 2,625	$ 2,593	$ 2,625	$ 2,593	$ 2,625	$ 2,593
Non-recourse borrowings
Property-specific mortgages	—	—	14,062	14,747	20,669	19,678
Subsidiary borrowings[1]	857	779	3,506	3,550	4,074	3,800
Accounts payable and other	1,722	2,028	7,610	7,931	10,542	10,159
Capital securities	648	632	1,163	1,136	1,679	1,641
Non-controlling interests[2]	—	—	—	—	13,335	11,254
Shareholders’ equity[2]	19,695	17,850	19,695	17,850	19,695	17,850

	$ 25,547	$ 23,882	$ 48,661	$ 47,807	$ 72,619	$ 66,975

Debt to capitalization	14%	14%	41%	44%	38%	39%

1.	Includes $857 million (December 31, 2009 – $779 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
2.	Pre-tax basis, including unrecognized values under IFRS

The table above illustrates our use of subsidiary and property-specific financings to minimize risk. As at September 30, 2010 only 13% of our consolidated debt capitalization is issued or guaranteed by the Corporation, whereas 75% is recourse only to specific assets or groups of assets and 12% is issued by subsidiaries and has no recourse to the Corporation.

Q3 2010 INTERIM REPORT    45

The cash flows generated within our operations provides favourable interest and fixed charge coverage ratios, as shown in the following table:

	Deconsolidated		Consolidated
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2010	2009	2010	2009
Corporate borrowings	$43	$40	$43	$40
Contingent swap accruals	25	21	25	21
Property-specific borrowings	—	—	313	234
Subsidiary borrowings	—	—	49	65
Operating expenses	79	63	132	85
Capital securities	8	9	22	23
Non-controlling interest	—	—	271	136
Shareholders’ equity
Preferred equity	18	12	18	12
Common equity	336	483	336	483
	354	495	354	495
Total cash flows	$509	$628	$1,209	$1,099
Interest coverage[1]	6x	9x	3x	3x
Fixed charge coverage[2]	5x	7x	2x	3x
1.	Total cash flows divided by interest on borrowings and swap accruals
2.	Total cash flows divided by interest on borrowings, swap accruals and distributions on capital securities and preferred equity

Corporate Borrowings

We discuss corporate borrowings on page 35.

Subsidiary Borrowings

We capitalize our subsidiary entities to enable continuous access to the debt capital markets, usually on an investment grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at September 30, 2010, subsidiary borrowings included $857 million (December 31, 2009 – $779 million) of contingent swap accruals that are guaranteed by the Corporation. (see page 35).

		Proportionate		Consolidated
(MILLIONS)	Average Term	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009
Subsidiary borrowings
Renewable power generation	7	$1,169	$1,144	$1,169	$1,144
Commercial properties	1	643	500	778	551
Infrastructure	1	25	—	17	—
Development activities	1	310	475	310	475
Private equity and finance	4	456	541	897	740
Other	1	46	111	46	111
Contingent swap accruals [1]	5	857	779	857	779
Total	4	$3,506	$3,550	$4,074	$3,800
1.	Guaranteed by the Corporation

Subsidiary borrowings were relatively unchanged on both a consolidated and proportionate basis from year-end. The reduction in borrowings on bank lines in our Canadian residential development business was offset by higher borrowing within our North American commercial property operations.

46    BROOKFIELD ASSET MANAGEMENT

The following table presents our proportionate share of subsidiary borrowing maturities, based on our ownership interest in the borrowing entity:

AS AT SEPTEMBER 30, 2010 (MILLIONS)		2010		2011		2012	2013 & After	Proportionate Total

Renewable power generation	$	—	$	154	$	—	$1,015	$1,169
Commercial properties		56		372		—	215	643
Infrastructure		7		—		18	—	25
Development activities		2		180		—	128	310
Private equity and finance		25		55		126	250	456
Other		46		—		—	—	46
Contingent swap accruals		—		—		—	857	857

	$	136	$	761	$	144	$2,465	$3,506

Maturities prior to 2013 consist primarily of shorter term bank facilities that are renewed in the normal course.

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Proportionate		Consolidated

(MILLIONS)	Average Term	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009

Renewable power generation	11	$2,859	$3,179	$3,811	$3,861
Commercial properties	4	7,078	7,468	10,146	9,540
Infrastructure	9	1,898	2,063	1,987	1,988
Development activities	2	1,386	1,337	2,723	2,319
Private equity and finance	4	841	700	2,002	1,970

Total	6	$14,062	$14,747	$20,669	$19,678

Property-specific borrowings did not significantly change on a consolidated basis and decreased slightly on a proportional basis compared to December 2009.

The following table presents our proportionate share of property-specific borrowings maturities, based on our ownership interests in the borrowing entity, adjusted to reflect amortization and repayments to the date of this report:

AS AT SEPTEMBER 30, 2010 (MILLIONS)		2010		2011		2012	2013 & After	Proportionate Total

Renewable power generation	$	28	$	106	$	508	$2,217	$2,859
Commercial properties		152		1,429		1,353	4,144	7,078
Infrastructure		39		178		97	1,584	1,898
Development activities		216		746		184	240	1,386
Private equity and finance		20		65		146	610	841

	$	455	$	2,524	$	2,288	$8,795	$14,062

Renewable power generation and commercial properties borrowings are described in greater detail on pages 19 and 23, respectively. Development includes borrowings within our Brazilian, Canadian and U.S. residential business that are largely of a working capital nature, financing the ongoing development and construction activities, and are typically repaid as the projects, lots or homes being financed are completed and sold, and then re-drawn against any new projects that we elect to pursue.

Q3 2010 INTERIM REPORT    47

Capital Securities

Capital securities are preferred shares that are convertible into common equity at our option, but are classified as liabilities, because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us.

		Proportionate		Consolidated

(MILLIONS)	Average Term to Conversion	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009

Issued by the Corporation	4	$648	$632	$648	$632
Issued by Brookfield Properties Corporation	4	515	504	1,031	1,009

	4	$1,163	$1,136	$1,679	$1,641

The carrying values of capital securities increased due to the stronger Canadian dollar, in which most of these securities are denominated. The average distribution yield on the capital securities at September 30, 2010 was 6% (December 31, 2009 – 6%) and the average term to the holders’ conversion date was four years (December 31, 2009 – four years).

Non-controlling Interests in Net Assets

Interests of co-investors in net assets are comprised of three components: participating interests in subsidiary companies, interests held by other holders in our funds, and non-participating preferred equity issued by subsidiaries.

		Number of Shares /% Interest		Book Value

(MILLIONS)		Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009

Participating interests
Interests of co-investors in subsidiaries
Renewable power generation		various	various	$304	$265
Commercial properties
Brookfield Properties Corporation		252.7 / 49%	252.0 / 49%	3,737	3,077
Property funds and other		various	various	1,462	1,385
Infrastructure
Timber		various	various	1,003	992
Utilities and transport and energy		various	various	901	880
Development activities
Brookfield Homes Corporation		11.3 / 38%	11.2 / 40%	139	145
Brookfield Incorporações S.A.		251.5 / 57%	249.7 / 57%	850	785
Brookfield Real Estate Opportunity Funds		various	various	307	253
Private equity and finance		various	various	1,691	1,502
Investments		various	various	255	162

				10,649	9,446

Interest of others in funds
Redeemable units				1,154	899
Limited life funds				193	122

				1,347	1,021

				11,996	10,467

Non-participating interests
Brookfield Australia				439	392
Brookfield Properties Corporation				655	395
Brookfield Renewable Power Fund				245	—

				1,339	787

				$13,335	$11,254

48    BROOKFIELD ASSET MANAGEMENT

The value of non-controlling interests in net assets held by other investors increased from $11.3 billion at the end of 2009 to $13.3 billion at the end of the third quarter of 2010. The increase in redeemable units is due to a sale of additional equity in our Canadian renewable power business as well as an increase in the market valuation of this equity. Increases in our net asset value due to improved valuations, earnings and currency appreciation gave rise to an increase in the non-controlling interests of a number of our subsidiaries and funds. We issued perpetual preferred shares from Brookfield Properties and Brookfield Renewable Power in the first nine months of 2010, resulting in an increase in non-participating interests.

Corporate Dividends

The distributions paid by Brookfield on outstanding securities during the first nine months of 2010 and the same period in 2009 and 2008 are as follows:

		Distribution per Security

PER SHARE, NINE MONTHS ENDED		2010		2009		2008

Class A Common Shares	$	0.39	$	0.39	$	0.38
Class A Common Shares – special [1]		—		—		0.94
Class A Preferred Shares
Series 2		0.30		0.30		0.67
Series 4 + Series 7		0.30		0.30		0.67
Series 8		0.43		0.42		0.95
Series 9		0.79		0.70		0.80
Series 10		1.04		0.92		1.06
Series 11		0.99		0.88		1.01
Series 12		0.98		0.87		0.99
Series 13		0.30		0.30		0.67
Series 14		1.07		1.14		0.48
Series 15		0.18		0.20		0.78
Series 17		0.86		0.76		0.87
Series 18		0.86		0.76		0.87
Series 21 [2]		0.90		0.80		0.32
Series 22 [3]		1.27		0.51		—
Series 24 [4]		0.92		—		—

1. Represents	the book value of Brookfield Infrastructure special dividend
2.	Issued June 25, 2008
3. Issued	June 4, 2009
4.	Issued January 14, 2010

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Operating Cash Flow		Net Income
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2010	2009	2010	2009
Net income (loss)/operating cash flow	$ 354	$ 495	$ 112	$ (417)
Preferred share dividends	(18)	(12)	(18)	(12)
Net income (loss)/operating cash flow available for common shareholders	$ 336	$ 483	$ 94	$ (429)

Weighted average – common shares	574.3	572.2	574.3	572.2
Dilutive effect of the conversion of options using treasury stock method	9.9	6.8	9.9	—
Common shares and common share equivalents	584.2	579.0	584.2	572.2

Q3 2010 INTERIM REPORT    49

Issued and Outstanding Common Shares

The number of issued and outstanding common shares changed as follows:

	Three Months Ended Sept. 30		Nine Month Ended Sept. 30
(MILLIONS)	2010	2009	2010	2009

Outstanding at beginning of period	574.9	572.0	572.9	572.6
Issued (repurchased)
Dividend reinvestment plan	0.1	—	0.1	0.1
Management share option plan	1.1	0.1	3.1	0.9
Issuer bid purchases	—	—	—	(1.5)

Outstanding at end of period	576.1	572.1	576.1	572.1
Unexercised options	39.9	35.7	39.9	35.7

Total diluted common shares at end of period	616.0	607.8	616.0	607.8

In calculating our book value per common share, the cash value of our unexercised options of $807 million (December 31, 2009 – $634 million) is added to the book value of our common share equity of $12,222 million (December 31, 2009 – $11,867 million) prior to dividing by the total diluted common shares presented above.

As of November 4, 2010 the Corporation had outstanding 576,037,784 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
(MILLIONS)	2010	2009	2010	2009

Operating activities	$463	$627	$1,448	$862
Financing activities	131	120	(24)	421
Investing activities	(181)	(138)	(865)	(391)

Increase in cash and cash equivalents	$413	$609	$559	$892

Operating Activities

Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
(MILLIONS)	2010	2009	2010	2009

Operating cash flow	$354	$495	$1,047	$1,037
Adjust for:
Net change in working capital balances and other	109	132	401	(175)

Cash flow from operating activities	$463	$627	$1,448	$862

Financing Activities

During the quarter we generated $131 million of cash flows in financing activities compared with $120 million in 2009. We raised $226 million of third party capital from our fund partners which includes approximately $160 million from the partial sell down of 9.2 million units of our Renewable Power Fund and capital called in our Brazilian Timber operations to acquire timberlands. Our U.S. commercial office operations also drew on their lines of credit to partially fund the acquisition of sixteen Australian commercial office properties. In 2009, we issued $505 million of common equity and $257 million of preferred equity from our U.S. commercial office operations, the proceeds of which were used to repay property-specific mortgages and other debt of subsidiaries. In addition, we issued $340 million of fund units from our Canadian renewable power fund to fund the acquisition of certain hydro assets in Ontario directly owned by us.

Investing Activities

We invested $181 million in our operations during the third quarter of 2010, compared with $138 million in 2009. We continued to invest in the development of our renewable power operations and acquired 19,000 hectares of Brazilian Timberlands. We also sold certain of our financial assets in our insurance and real estate finance operations during the quarter of which the proceeds are held as restricted cash and deposits. In 2009, we invested in the development of our commercial office properties and sold certain of our Renewable Power assets to our Power Fund.

50    BROOKFIELD ASSET MANAGEMENT

Balance Sheet	AS AT SEPTEMBER 30, 2010
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Other Assets	Corporate Capitalization	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$ 13,267	$ 7	$ 1,314	$ 2	$ 2,471	$ —	$ 85	$ —	$ 17,146
Investment properties	—	18,137	220	1,288	1,138	—	—	—	20,783
Timber	—	—	2,544	391	80	—	—	—	3,015
Inventory	7	4	32	5,136	423	—	—	—	5,602
Investments	285	3,703	1,353	161	21	24	24	—	5,571
Cash and cash equivalents	158	380	71	423	479	237	83	—	1,831
Financial assets	(13)	835	3	(176)	220	2,236	—	—	3,105
Loans and notes receivable	—	—	—	—	1,568	162	—	—	1,730
Accounts receivable and other	1,065	794	211	1,241	931	—	1,295	—	5,537
Intangible assets	127	60	299	—	285	—	374	—	1,145
Goodwill	16	335	591	312	39	—	1,022	—	2,315
	14,912	24,255	6,638	8,778	7,655	2,659	2,883	—	67,780
Deferred tax asset	142	587	24	255	119	—	412	—	1,539
Total assets	$ 15,054	$ 24,842	$ 6,662	$ 9,033	$ 7,774	$ 2,659	$ 3,295	$ —	$ 69,319

Liabilities
Corporate borrowings	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,625	$ 2,625
Non-recourse borrowings
Property specific mortgages	3,811	10,146	1,987	2,723	1,888	114	—	—	20,669
Subsidiary borrowings	1,169	778	17	310	897	44	2	857	4,074
Accounts payable and other liabilities	724	967	316	1,690	1,133	395	949	1,776	7,950
Deferred tax liability	2,996	1,035	713	280	265	—	—	63	5,352
Interests of others in funds	1,154	—	193	—	—	—	—	—	1,347
Capital securities	—	1,031	—	—	—	—	—	648	1,679
Shareholders' equity
Non-controlling interests	550	5,806	1,904	1,775	1,861	87	5	—	11,988
Preferred equity	—	—	—	—	—	—	—	1,413	1,413
Common equity	4,650	5,079	1,532	2,255	1,730	2,019	2,339	(7,382)	12,222
Total liabilities and shareholders’ equity	$ 15,054	$ 24,842	$ 6,662	$ 9,033	$ 7,774	$ 2,659	$ 3,295	$ —	$ 69,319
Common equity	$ 4,650	$ 5,079	$ 1,532	$ 2,255	$ 1,730	$ 2,019	$ 2,339	$(7,382)	$ 12,222
Deferred income taxes	2,854	90	26	51	34	—	(412)	117	2,760
Unrecognized values	950	—	300	800	900	—	350	—	3,300
Net asset value	$ 8,454	$ 5,169	$ 1,858	$ 3,106	$ 2,664	$ 2,019	$ 2,277	$(7,265)	$ 18,282

Q3 2010 INTERIM REPORT    51

Results from Operations	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Investment and Other Income	Asset Management and Other Services	Corporate Financing Charges		Consolidated Financial Statements
Fees earned	$ —	$ —	$ —	$ —	$ —	$ —	$ 239	$ —		$ 239
Revenues less direct operating costs
Renewable power generation	560	—	—	—	—	—	—	—		560
Commercial properties	—	832	—	—	84	—	—	—		916
Infrastructure	—	—	144	—	1	—	—	—		145
Development activities	—	—	—	357	1	—	—	—		358
Private equity and finance	—	—	—	—	268	—	—	—		268
Equity accounted investments	18	189	157	(2)	—	—	—	—		362
Investment and other income	—	96	7	7	92	306	—	—		508
	578	1,117	308	362	446	306	239	—		3,356
Expenses
Interest	279	528	92	74	101	13	—	225		1,312
Operating costs	—	85	17	—	16	—	—	178		296
Current income taxes	16	6	2	37	1	4	—	18		84
Non-controlling interests	77	255	96	130	207	39	—	—		804
Operating cash flow	206	243	101	121	121	250	239	(421)		860
Disposition gains	102	—	—	1	84	—	—	—		187
Cash flow from operations	$ 308	$ 243	$ 101	$ 122	$ 205	$ 250	$ 239	$ (421)		$ 1,047

Results from Operations	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private equity and Finance	Investment and Other Income	Asset Management and Other Services	Corporate Financing Charges		Consolidated Financial Statements
Fees earned	$ —	$ —	$ —	$ —	$ —	$ —	$ 90	$ —		$ 90
Revenues less direct operating costs
Renewable power generation	157	—	—	—	—	—	—	—		157
Commercial properties	—	272	—	—	65	—	—	—		337
Infrastructure	—	—	40	—	—	—	—	—		40
Development activities	—	—	—	176	—	—	—	—		176
Private equity and finance	—	—	—	—	90	—	—	—		90
Equity accounted investments	6	65	56	(1)	—	—	—	—		126
Investment and other income	—	33	6	—	14	140	—	—		193
	163	370	102	175	169	140	90	—		1,209
Expenses
Interest	96	189	30	19	39	3	—	76		452
Operating costs	—	20	7	—	1	—	—	66		94
Current income taxes	7	2	1	16	(5)	4	—	13		38
Non-controlling interests	14	76	27	63	84	7	—	—		271
Cash flow from operations	$ 46	$ 83	$ 37	$ 77	$ 50	$ 126	$ 90		$(155)	$ 354

52    BROOKFIELD ASSET MANAGEMENT

Balance Sheet	AS AT DECEMBER 31, 2009
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Other Assets	Corporate Capitalization	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$ 12,985	$ 2	$ 1,253	$ 59	$ 2,083	$ —	$ 136	$ —	$ 16,518
Investment properties	—	16,728	215	1,242	1,025	—	—	—	19,210
Timber	—	—	2,512	358	81	—	—	—	2,951
Inventory	7	1	32	5,109	404	—	—	—	5,553
Investments	270	2,652	1,363	120	25	24	—	—	4,454
Cash and cash equivalents	145	311	29	307	323	35	122	—	1,272
Financial assets	(37)	1,388	8	(148)	371	1,767	2	—	3,351
Loans and notes receivable	—	—	—	—	1,639	170	—	—	1,809
Accounts receivable and other	1,631	506	70	1,078	684	—	1,191	—	5,160
Intangible assets	—	44	306	194	196	—	181	—	921
Goodwill	16	341	591	311	34	—	955	—	2,248
	15,017	21,973	6,379	8,630	6,865	1,996	2,587	—	63,447
Deferred tax asset	64	633	16	237	135	—	393	—	1,478
Total assets	$ 15,081	$ 22,606	$ 6,395	$ 8,867	$ 7,000	$ 1,996	$ 2,980	$ —	$ 64,925

Liabilities
Corporate borrowings	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,593	$ 2,593
Non-recourse borrowings
Property specific mortgages	3,861	9,540	1,988	2,319	1,844	126	—	—	19,678
Subsidiary borrowings	1,144	551	—	475	740	36	—	854	3,800
Accounts payable and other liabilities	723	1,264	209	1,633	1,028	110	765	2,037	7,769
Deferred tax liability	2,875	1,032	700	275	192	—	—	105	5,179
Interests of others in funds	899	—	122	—	—	—	—	—	1,021
Capital securities	—	1,009	—	—	—	—	—	632	1,641
Shareholders’ equity
Non-controlling interests	264	4,616	1,870	1,817	1,585	81	—	—	10,233
Preferred equity	—	—	—	—	—	—	—	1,144	1,144
Common equity	5,315	4,594	1,506	2,348	1,611	1,643	2,215	(7,365)	11,867
Total liabilities and shareholders’ equity	$ 15,081	$ 22,606	$ 6,395	$ 8,867	$ 7,000	$ 1,996	$ 2,980	$ —	$ 64,925

Common equity	$ 5,315	$ 4,594	$ 1,506	$ 2,348	$ 1,611	$ 1,643	$ 2,215	$ (7,365)	$ 11,867
Deferred income taxes	2,703	247	40	55	20	2	(467)	189	2,789
Unrecognized values	450	—	100	750	400	—	350	—	2,050
Net asset value	$ 8,468	$ 4,841	$ 1,646	$ 3,153	$ 2,031	$ 1,645	$ 2,098	$ (7,176)	$ 16,706

Q3 2010 INTERIM REPORT    53

Results from Operations	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Investment and Other Income	Asset Management and Other Services	Corporate Financing Charges	Consolidated Financial Statements
Fees earned	$ —	$ —	$ —	$ —	$ —	$ —	$ 175	$ —	$ 175
Revenues less direct operating costs
Renewable power generation	560	—	—	—	—	—	—	—	560
Commercial properties	—	716	—	—	(1)	—	—	—	715
Infrastructure	—	—	74	—	—	—	—	—	74
Development activities	—	—	2	74	—	—	—	—	76
Private equity and finance	—	—	—	—	90	—	—	—	90
Equity accounted investments	—	164	40	5	—	—	—	—	209
Investment and other income	32	55	20	5	143	269	—	—	524
	592	935	136	84	232	269	175	—	2,423

Expenses
Interest	236	445	71	49	67	23	—	194	1,085
Operating costs	—	84	3	—	9	(3)	—	181	274
Current income taxes	12	4	13	—	6	—	—	4	39
Non-controlling interests	65	213	12	26	66	(5)	—	—	377
Operating cash flow	279	189	37	9	84	254	175	(379)	648
Disposition gains	375	19	7	—	—	(12)	—	—	389
Cash flow from operations	$ 654	$ 208	$ 44	$ 9	$ 84	$ 242	$ 175	$ (379)	$ 1,037

Results from Operations	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private equity and Finance	Investment and Other Income	Asset Management and Other Services	Corporate Financing Charges	Consolidated Financial Statements
Fees earned	$ —	$ —	$ —	$ —	$ —	$ —	$ 65	$ —	$ 65
Revenues less direct operating costs
Renewable power generation	141	—	—	—	—	—	—	—	141
Commercial properties	—	258	—	—	—	—	—	—	258
Infrastructure	—	—	25	—	—	—	—	—	25
Development activities	—	—	2	10	—	—	—	—	12
Private equity and finance	—	—	—	—	18	—	—	—	18
Equity accounted investments	(13)	44	12	1	—	—	—	—	44
Investment and other income	34	24	4	6	38	84	—	—	190
	162	326	43	17	56	84	65	—	753

Expenses
Interest	82	161	25	16	20	9	—	70	383
Operating costs	—	24	—	—	1	(3)	—	65	87
Current income taxes	—	—	1	(2)	—	1	—	(2)	(2)
Non-controlling interests	24	78	7	4	30	(7)	—	—	136
Operating cash flow	56	63	10	(1)	5	84	65	(133)	149
Disposition gains	346	—	—	—	—	—	—	—	346
Cash flow from operations	$ 402	$ 63	$ 10	$ (1)	$ 5	$ 84	$ 65	$ (133)	$ 495

54    BROOKFIELD ASSET MANAGEMENT

PART 4 INTERNATIONAL FINANCIAL REPORTING STANDARDS

We adopted IFRS effective January 1, 2010 and have prepared our current interim financial statements using IFRS accounting policies. Prior to the adoption of IFRS our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The company’s financial statements for the year ending December 31, 2010 will be our first annual financial statements that comply with IFRS.

IFRS are premised on a conceptual framework similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. Our adoption had a substantial impact on our consolidated balance sheets and statements of operations. In particular, our opening balance sheet reflects the revaluation of substantially all of our fixed assets to their fair values as at January 1, 2009. The revaluation is the result of using fair value as the cost base for our transition to IFRS and as a result of the policies we adopted under IFRS requiring certain assets to be measured at fair value. Additionally, these changes to the opening balance sheet required that a corresponding tax asset or liability be established based on the resultant differences between the carried value of these fixed assets under IFRS and their associated tax bases. In aggregate, these increases and the application of various policies under IFRS that differ from Canadian GAAP increased our common equity by $6.3 billion as at January 1, 2009. Note 3 of our interim financial statements provides detailed reconciliations between Canadian GAAP and IFRS of shareholders’ equity as at January 1, September 30 and December 31, 2009 and of net income for the three and nine months ended September 30, 2009 and for the year ended December 31, 2009 respectively. These reconciliations provide explanations of each major difference.

The following discussion highlights the significant new standards that we have adopted under IFRS and the effect on our comparative period results of operations and financial position as previously reported under Canadian GAAP as well as the possible effects going forward.

Revaluation of Assets

IAS 16 Property, Plant and Equipment (“IAS 16”) allows an entity to apply either the revaluation or cost method to individual classes of fixed assets. Under the revaluation method property, plant and equipment are measured at their fair values. Increases and decreases in fair value are recorded directly to equity, except where an asset decreases below its historic depreciated cost, in which case the difference between its historic depreciated cost and fair value is recorded as an impairment loss in income. We record depreciation expense in income based on the fair value. To the extent an asset’s fair value is maintained or increases the accumulated depreciation related to such asset is effectively reversed, increasing the carried value of the asset although as noted above, the appraisal increase is recorded through equity.

We have applied the revaluation method to our renewable power generation facilities, transmission assets and certain other assets within our infrastructure businesses. All other property, plant and equipment will be accounted for using the cost method, which is similar to Canadian GAAP. We have chosen to use the revaluation method for assets that are long-term in nature and in our view, tend to appreciate, as opposed to depreciate in a prescribed manner, over time. Accordingly, we believe that the revaluation method provides a more accurate account of our asset base, especially for assets that we have owned for a long period of time. To the extent the fair value of these assets increase or decrease in the future, the impact thereof will be reflected in the carrying value of such assets and within our equity base and can be included in determining total return to shareholders. The use of the revaluation method increased common shareholders’ equity by $7.9 billion on a pre-tax basis as at January 1, 2009.

Q3 2010 INTERIM REPORT    55

Fair Value of Investment Property

Significant portions of our operating assets are considered investment properties under IAS 40, Investment Property (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or for sale in the ordinary course of business. For IFRS, our commercial properties, commercial development properties, opportunity investments, higher-and-better use lands within our timber business and certain other assets are classified as investment property. Similar to Canadian GAAP, investment property is initially measured at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment property. Under the fair value model changes in fair value are recorded in income in the period of change, whereas the cost model is similar to the accounting for such assets under Canadian GAAP (i.e. the application of depreciation). We have chosen the fair value model to account for investment property under IFRS. This choice reflects our belief that our portfolio of properties generally fluctuate in value as opposed to depreciate in a prescribed manner and because the fair value of investment property can be determined with a reasonable degree of accuracy this policy provides better information as to our asset base and of our performance in respect of the value of our portfolio of investment properties over time. We determined the fair value of investment property at January 1, 2009 to be approximately $2.5 billion greater than the carrying value under Canadian GAAP, net of intangible assets and straight-line rent recorded under Canadian GAAP. To the extent the fair value of properties increases or decreases in the future, net income will be correspondingly affected in the period of change offset by a related charge in deferred tax.

Timber

Under IFRS standing timber is considered a biological asset under IAS 41 Agriculture (“IAS 41”) and is recorded at net fair value which is fair value less estimated costs to sell. Other fixed assets within our timber business are recorded separately as property, plant and equipment or investment property. Changes in fair value or costs to sell after initial recognition are recognized in income in the period in which the change arises.

Financial Instruments

The transition to IFRS has resulted in certain presentation and measurement differences for various financial instruments, the most significant of which relate to securities with redemption features held by non-controlling interests and available-for-sale equity securities. The company’s Canadian renewable power fund is a open-ended mutual fund trust and accordingly its units provide for a redemption feature allowing holders to redeem their units from the fund for an amount based on the market price of the units. Under IFRS, the units held by others are presented as non-controlling interest outside of shareholders’ equity and are measured at their redemption amount with changes in the redemption amount recorded in income in the period of the change. At January 1, 2009, December 31, 2009 and September 30, 2010 the amount of non-controlling interest recorded outside of shareholders’ equity related to these units was $0.3 billion, $0.9 billion, and $1.2 billion, respectively. To the extent the traded price of units increases or decreases, we will recognize a loss or gain, respectively, in income.

Additionally, under Canadian GAAP certain securities held by the Company that were not traded in an active market were measured at cost. Under IFRS these securities are carried at their estimated fair value with changes in fair value are recorded in income in the period of change. This difference resulted in an increase to shareholders’ equity at January 1, 2009 and December 31, 2009 of $0.3 billion and $0.3 billion, respectively.

Deconsolidation of Certain Entities and Joint Ventures

Our transition to IFRS impacted the basis for which we accounted for certain entities that for Canadian GAAP we either consolidated or equity accounted. Under Canadian GAAP we determined whether we should consolidate an entity using two different frameworks: the variable interest entity (“VIE”) and voting control models. Under IFRS there is no concept of a VIE. We consolidate an entity only if it is determined to be controlled by us and if we obtain a benefit from that control. Control is defined as the power to govern the financial and operating policies of an entity to obtain benefit. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control.

56    BROOKFIELD ASSET MANAGEMENT

Furthermore, IAS 31 Interests in Joint Ventures (“IAS 31”) allows an entity to choose whether it will proportionately consolidate or equity account joint ventures in entities over which we have joint control. Under Canadian GAAP we proportionately consolidated these joint ventures, however, for IFRS we equity account our interests. The changes described above do not impact our common equity or net income.

Q3 2010 INTERIM REPORT    57

PART 5 SUPPLEMENTAL INFORMATION

CONTRACTUAL OBLIGATIONS

Our 2009 Annual Report contains a table and description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing the company’s financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; effectiveness of financial hedges for accounting purposes; and fair values for recognition, measurement and disclosure purposes.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain, as described in the analysis of Business Strategy, Environment and Risks section of our 2009 Annual report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the company’s financial statements in a meaningful way. For further reference on critical accounting policies, see our significant accounting policies contained in Note 2 to the Consolidated Financial Statements and International Financial Reporting Standards as described above.

58    BROOKFIELD ASSET MANAGEMENT

FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Policies used in annual financial statements

These interim financial statements were prepared using the accounting policies the company expects to adopt in its December 31, 2010 annual financial statements. In preparing the company’s first annual financial statements the company is required to use the standards in effect as at December 31, 2010, which may differ from the policies the company currently expects to adopt and used in the current interim financial statements. Differences may arise as a result of new standards being issued, with an effective date of December 31, 2010 or prior, before the preparation of the company’s December 31, 2010 annual financial statements. Accordingly, to the extent that new standards are issued with an effective date of December 31, 2010 or prior the accounting policies used in the company’s current interim financial statements would differ from those used in the company’s annual December 31, 2010 financial statements. A change in the accounting policies used may result in material changes to the company’s reported financial position, results of operations and cash flows.

(ii)	Financial Instruments

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company is currently evaluating the impact of IFRS 9 on its financial statements.

(iii)	Related Party Disclosures - revised definition of related parties

On November 4, 2009 the IASB issued a revised version of IAS 24 Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The company is currently evaluating the impact of the change to IAS 24 on its financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Q3 2010 INTERIM REPORT    59

QUARTERLY RESULTS

Total revenues, net income and operating cash flows for the eight recently completed quarters are as follows:

				IFRS				Canadian GAAP
		2010			2009			2008
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	$3,841	$3,081	$2,744	$3,444	$2,844	$2,549	$2,033	$3,015
Cash flow operations and gains	$354	$327	$366	$365	$495	$294	$248	$247
Preferred share dividends	18	19	16	14	12	9	8	9
Cash flow to common shareholders	$336	$308	$350	$351	$483	$285	$240	$238
Net income (loss)	$112	$89	$164	$172	$(417)	$(342)	$(292)	$171

Common equity – book value	$12,222	$11,695	$12,055	$11,867	$11,760	$11,580	$10,962	$4,911
Common shares outstanding	576.1	574.9	574.0	572.9	572.1	572.0	571.8	572.6
Per common share
Cash flow from operations	$0.57	$0.53	$0.60	$0.60	$0.83	$0.49	$0.42	$0.41
Net income (loss)	0.16	0.12	0.25	0.27	(0.75)	(0.62)	(0.52)	0.27
Dividends	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13
Book value	21.15	20.29	20.93	20.57	20.38	20.02	18.93	8.92
Market trading price (NYSE)	28.37	22.62	25.42	22.18	22.71	17.07	13.78	15.27
1.	Excludes dilution from capital securities which the Company intends to redeem prior to conversion.

60    BROOKFIELD ASSET MANAGEMENT

Cautionary Statement Regarding Forward-Looking Statements

This Interim Report contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “potential,” “future,” “intend,” “grow,” “plan,” “seek,” “expect,” “believe,” “positions,” “objective,” “continue,” “enable,” “maintain,” “provide,” “expand,” “likely,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “would” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this Interim Report include statements with respect to: our ability to expand our client relationships, deploy meaningful amounts of capital, and achieve better than average returns; our expectations of availability of capital and credit and our ability to access such capital at favourable rates; our expectations of housing sales in the markets where we operate; the addition to cash flows from rate base and contract renewals in our infrastructure operations; our expectations of increasing asset values based on the quality of such assets; our ability to capitalize on a deflationary environment with low interest rates; the yields that we generally produce from our assets; the completion of the merger of our infrastructure unit and Prime Infrastructure, and increased distributions by this combined entity; our ability to deploy capital over the next few years in our Infrastructure Fund; our ability to finance and execute on the pipeline of investments in our infrastructure operations, including those at our UK port and our Australian railroad; our expectations and goals regarding General Growth Properties, including the refinancing of mortgages, and our returns from such investment; further growth in assets under management; our ability to raise private capital, including our expectations of availability; our use of IFRS standards currently issued and expected to be effective at the end of our first annual IFRS reporting period, including the effect on our prior reported net asset values if certain accounting policies are not adopted under IFRS as expected; the generation of an increasing stream of base management and performance fees and our belief that it should attract a favorable multiple valuation in the market; our ability to increase returns by reallocating capital among our businesses; our ability to enhance cash flows through superior risk-adjusted returns and provide premium valuations for our assets; our expectation that year-end valuations will reflect a lower interest rate and inflation environment which we believe will result in a higher appraised value of our equity; our belief that investments made during and subsequent to the quarter should lead to increased cash flow returns and value appreciation; the merger of our Canadian residential business with our US operations, and an eventual recovery in the U.S. residential markets; the hedging of expected power generation and its impact; our expectation that the regulatory frameworks and contracts in our infrastructure business should lead to increased cash flows; our ability to complete capital expansion projects in our infrastructure business with favorable return profiles; our expectations regarding our Brazilian residential operations and the continued expansion of the Brazilian economy; our expectation of power generation results getting closer to long-term averages in the fourth quarter based on more normalized water levels in October; increased economy activity in Australia and the U.K. and our expectations on its impact on our construction services business; our ability to fund repayments of borrowings and refinance borrowings maturing in the near term at favorable costs and extended maturities; our ability to achieve our generation targets for the fourth quarter should precipitation remain in line; our ability to roll over existing tenants, locate replacement tenants and maintain or increase our net rental income in our office properties; our expectation of additional capital requirements with respect to our U.S. Office Fund; our expectations regarding growth in revenues and income in our utilities business; increases in commodity demand and the global movement of goods and their impact on our transportation and energy businesses; our estimate of our share of operating cash flow in our timber business with elevated harvest levels and pricing consistent with historical levels; our expected annualized base management fees on existing funds and assets under management by year end; the stability of depreciation expenses year-over-year; the impact of cap rate compression on the valuation of our office property portfolio at year end; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill property vacancies; tenant bankruptcies; retail sales; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

Q3 2010 INTERIM REPORT    61

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding Use of Non-IFRS Accounting Measures

This Management’s Discussion and Analysis makes reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the net asset value of its businesses. Brookfield’s consolidated statements of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results. Operating cash flow is not a generally accepted measure under IFRS and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

Business Environment and Risks

Factors that impact Brookfield’s financial results include: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macroeconomic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Management’s Discussion and Analysis of Financial Results in the Corporation’s 2009 Annual Report which is available on our web site and at www. sedar.com.

62    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (U.S. MILLIONS)	Note	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Assets
Cash and cash equivalents		$1,831	$1,272	$1,171
Other financial assets	7	4,835	5,160	4,506
Accounts receivable and other	7	5,537	5,160	3,974
Inventory	7	5,602	5,553	4,668
Investments		5,571	4,454	4,614
Property, plant and equipment	5	17,146	16,518	15,639
Investment properties		20,783	19,210	16,694
Timber		3,015	2,951	2,830
Intangible assets		1,145	921	530
Goodwill		2,315	2,248	1,904
Deferred income tax		1,539	1,478	1,129
		$69,319	$64,925	$57,659
Liabilities and Shareholders’ Equity
Accounts payable and other	7	$7,950	$7,769	$6,915
Corporate borrowings		2,625	2,593	2,284
Non-recourse borrowings
Property specific mortgages	7	20,669	19,678	17,808
Subsidiary borrowings	7	4,074	3,800	3,661

Deferred income tax		5,352	5,179	4,876

Capital securities		1,679	1,641	1,690
Interests of others in funds		1,347	1,021	283
Shareholders’ equity	6	25,623	23,244	20,142
		28,649	25,906	22,115
		$69,319	$64,925	$57,659

Q3 2010 INTERIM REPORT    63

CONSOLIDATED STATEMENTS OF OPERATIONS

PERIOD ENDED SEPTEMBER 30 (UNAUDITED) (U.S. MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended		Nine Months Ended
	2010	2009	2010	2009
Total revenues	$3,841	$2,844	$9,666	$7,426
Fees earned	90	65	239	175
Revenues less direct operating costs
Renewable power generation	157	141	560	560
Commercial properties	337	258	916	715
Infrastructure	40	25	145	74
Development activities	176	12	358	76
Private equity and finance	90	18	268	90
	890	519	2,486	1,690
Equity accounted income	126	44	362	209
Investment and other income	193	190	508	524
	1,209	753	3,356	2,423

Expenses
Interest	452	383	1,312	1,085
Operating costs	94	87	296	274
Current income taxes	38	(2)	84	39
Net income prior to other items	625	285	1,664	1,025
Other items
Depreciation and amortization	(193)	(161)	(580)	(483)
Fair value changes	(54)	(873)	73	(2,547)
Deferred income taxes	(36)	177	(33)	320
Net income (loss)	$342	$(572)	$1,124	$(1,685)

Net income (loss) attributable to:
Common shareholders	$112	$(417)	$365	$(1,051)
Non-controlling interests	230	(155)	759	(634)
	$342	$(572)	$1,124	$(1,685)
Net income (loss) per common share:
Diluted	$0.16	$(0.75)	$0.53	$(1.89)
Basic	$0.16	$(0.75)	$0.54	$(1.89)

64    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

PERIOD ENDED SEPTEMBER 30 (UNAUDITED) (U.S. MILLIONS)	THREE MONTHS ENDED		NINE MONTHS ENDED
	2010	2009	2010	2009
Net income (loss)	$342	$(572)	$1,124	$(1,685)
Other comprehensive income (loss)
Foreign currency translation	838	642	370	1,597
Available-for-sale securities	35	98	100	145
Derivative instruments designated as cash flow hedges	(12)	21	(43)	93
Revaluations of property, plant and equipment	32	20	83	87
Equity accounted investments	17	3	(6)	29
Deferred taxes on above items	38	(4)	16	1
	948	780	520	1,952
Comprehensive income	$1,290	$208	$1,644	$267

Attributable to:
Common shareholders
Net income (loss)	$112	$(417)	$365	$(1,051)
Other comprehensive income	499	685	198	1,776
Comprehensive income	$611	$268	$563	$725
Non-controlling interests
Net income (loss)	$230	$(155)	$759	$(634)
Other comprehensive income	449	95	322	176
Comprehensive income (loss)	$679	$(60)	$1,081	$(458)

Q3 2010 INTERIM REPORT    65

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

THREE MONTHS ENDED SEPTEMBER 30 (UNAUDITED) (U.S. MILLIONS)
	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains (Losses)	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Shareholders’ Equity
Balance as at June 30, 2010	$1,306	$91	$3,656	$133	$5,156	$1,326	$27	$11,695	$1,413	$11,105	$24,213
Add: Deferred income taxes, net	—	—	(11)	9	2,720	18	53	2,789	—	940	3,729
	1,306	91	3,645	142	7,876	1,344	80	14,484	1,413	12,045	27,942
Changes in period
Net income and disposition gains prior to other items	—	—	354	—	—	—	—	354	—	271	625
Depreciation and amortization	—	—	(169)	—	—	—	—	(169)	—	(24)	(193)
Fair value changes	—	—	(64)	—	—	—	—	(64)	—	10	(54)
Deferred income taxes	—	—	(9)	—	—	—	—	(9)	—	(27)	(36)
	—	—	112	—	—	—	—	112	—	230	342
Other comprehensive income
Total	—	—	—	—	28	399	34	461	—	449	910
Deferred income taxes	—	—	—	—	(11)	45	4	38	—	—	38
	—	—	—	—	17	444	38	499	—	449	948
Shareholder distributions	—	—	(93)	—	—	—	—	(93)	—	(101)	(194)
Issuances, net of redemptions	14	—	—	—	—	—	—	14	—	100	114
Stock based compensation	—	7	—	—	—	—	—	7	—	—	7
Acquisitions / dispositions	—	—	—	(12)	—	—	—	(12)	—	205	193
	14	7	(93)	(12)	—	—	—	(84)	—	204	120
Reversal of in period deferred income taxes, net	—	—	9	—	11	(45)	(4)	(29)	—	27	(2)
	1,320	98	3,673	130	7,904	1,743	114	14,982	1,413	12,955	29,350
Add / (Less): Deferred income taxes, net	—	—	2	(9)	(2,731)	27	(49)	(2,760)	—	(967)	(3,727)
Balance as at September 30, 2010	$1,320	$98	$3,675	$121	$5,173	$1,770	$65	$12,222	$1,413	$11,988	$25,623

THREE MONTHS ENDED SEPTEMBER 30 (UNAUDITED) (U.S. MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains (Losses)	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Shareholders’ Equity
Balance as at June 30, 2009	$1,282	$65	$4,013	$63	$5,275	$898	$(16)	$11,580	$1,144	$8,065	$20,789
Add: Deferred income taxes, net	—	—	160	—	2,824	—	10	2,994	—	605	3,599
	1,282	65	4,173	63	8,099	898	(6)	14,574	1,144	8,670	24,388
Changes in period
Net income and disposition gains prior to other items	—	—	149	346	—	—	—	495	—	136	631
Depreciation and amortization	—	—	(142)	—	—	—	—	(142)	—	(19)	(161)
Fair value changes	—	—	(591)	—	—	—	—	(591)	—	(282)	(873)
Deferred income taxes	—	—	167	—	—	—	—	167	—	10	177
	—	—	(417)	346	—	—	—	(71)	—	(155)	(226)
Other comprehensive income
Total	—	—	—	—	10	586	92	688	—	96	784
Deferred income taxes	—	—	—	—	—	15	(18)	(3)	—	(1)	(4)
	—	—	—	—	10	601	74	685	—	95	780
Shareholder distributions	—	—	(86)	—	—	—	—	(86)	—	(31)	(117)
Issuances, net of redemptions	2	—	—	—	—	—	—	2	—	885	887
Stock based compensation	—	4	—	—	—	—	—	4	—	—	4
Acquisitions / dispositions	—	—	—	(354)	—	—	—	(354)	—	199	(155)
	2	4	(86)	(354)	—	—	—	(434)	—	1,053	619
Reversal of in period deferred income taxes, net	—	—	(167)	—	—	(15)	18	(164)	—	(9)	(173)
	1,284	69	3,503	55	8,109	1,484	86	14,590	1,144	9,654	25,388
Add / (Less): Deferred income taxes, net	—	—	7	—	(2,824)	15	(28)	(2,830)	—	(596)	(3,426)
Balance as at September 30, 2009	$1,284	$69	$3,510	$55	$5,285	$1,499	$58	$11,760	$1,144	$9,058	$21,962

66    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

NINE MONTHS ENDED SEPTEMBER 30 (UNAUDITED) (U.S. MILLIONS)
	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains (Losses)	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Shareholders’ Equity
Balance as at December 31, 2009	$1,289	$75	$3,594	$99	$5,109	$1,652	$49	$11,867	$1,144	$10,233	$23,244
Add: Deferred income taxes, net	—	—	19	—	2,715	—	55	2,789	—	912	3,701
	1,289	75	3,613	99	7,824	1,652	104	14,656	1,144	11,145	26,945
Changes in period
Net income and disposition gains prior to other items	—	—	860	187	—	—	—	1,047	—	804	1,851
Depreciation and amortization	—	—	(510)	—	—	—	—	(510)	—	(70)	(580)
Fair value changes	—	—	(6)	—	—	—	—	(6)	—	79	73
Deferred income taxes	—	—	21	(9)	—	—	—	12	—	(54)	(42)
	—	—	365	178	—	—	—	543	—	759	1,302
Other comprehensive income
Total	—	—	—	—	80	91	10	181	—	323	504
Deferred income taxes	—	—	—	—	(16)	27	6	17	—	(1)	16
	—	—	—	—	64	118	16	198	—	322	520
Shareholder distributions	—	—	(277)	—	—	—	—	(277)	—	(328)	(605)
Issuances, net of redemptions	31	—	—	—	—	—	—	31	269	610	910
Preferred equity issue costs	—	—	(7)	—	—	—	—	(7)	—	—	(7)
Stock based compensation	—	23	—	—	—	—	—	23	—	—	23
Acquisitions / dispositions	—	—	—	(156)	—	—	—	(156)	—	392	236
	31	23	(284)	(156)	—	—	—	(386)	269	674	557
Reversal of in period deferred income taxes, net	—	—	(21)	9	16	(27)	(6)	(29)	—	55	26
	1,320	98	3,673	130	7,904	1,743	114	14,982	1,413	12,955	29,350
Add / (Less): Deferred income taxes, net	—	—	2	(9)	(2,731)	27	(49)	(2,760)	—	(967)	(3,727)
Balance as at September 30, 2010	$1,320	$98	$3,675	$121	$5,173	$1,770	$65	$12,222	$1,413	$11,988	$25,623

NINE MONTHS ENDED SEPTEMBER 30 (UNAUDITED) (U.S. MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains (Losses)	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Shareholders’ Equity
Balance as at January 1, 2009	$1,278	$57	$4,837	$—	$5,214	$—	$(148)	$11,238	$870	$8,034	$20,142
Add: Deferred income taxes, net	—	—	270	—	2,824	—	16	3,110	—	637	3,747
	1,278	57	5,107	—	8,038	—	(132)	14,348	870	8,671	23,889
Changes in period
Net income and disposition gains prior to other items	—	—	648	389	—	—	—	1,037	—	377	1,414
Depreciation and amortization	—	—	(423)	—	—	—	—	(423)	—	(60)	(483)
Fair value changes	—	—	(1,553)	—	—	—	—	(1,553)	—	(994)	(2,547)
Deferred income taxes	—	—	277	—	—	—	—	277	—	43	320
	—	—	(1,051)	389	—	—	—	(662)	—	(634)	(1,296)
Other comprehensive income
Total	—	—	—	—	71	1,484	218	1,773	—	178	1,951
Deferred income taxes	—	—	—	—	—	15	(12)	3	—	(2)	1
	—	—	—	—	71	1,499	206	1,776	—	176	1,952
Shareholder distributions	—	—	(253)	—	—	—	—	(253)	—	(176)	(429)
Issuances, net of redemptions	6	—	(15)	—	—	—	—	(9)	274	1,086	1,351
Preferred equity issue costs	—	—	(8)	—	—	—	—	(8)	—	—	(8)
Stock based compensation	—	12	—	—	—	—	—	12	—	—	12
Acquisitions / dispositions	—	—	—	(334)	—	—	—	(334)	—	572	238
	6	12	(276)	(334)	—	—	—	(592)	274	1,482	1,164
Reversal of in period deferred income taxes, net	—	—	(277)	—	—	(15)	12	(280)	—	(41)	(321)
	1,284	69	3,503	55	8,109	1,484	86	14,590	1,144	9,654	25,388
Add / (Less): Deferred income taxes, net	—	—	7	—	(2,824)	15	(28)	(2,830)	—	(596)	(3,426)
Balance as at September 30, 2009	$1,284	$69	$3,510	$55	$5,285	$1,499	$58	$11,760	$1,144	$9,058	$21,962

Q3 2010 INTERIM REPORT    67

CONSOLIDATED STATEMENTS OF CASH FLOWS

PERIOD ENDED SEPTEMBER 30 (UNAUDITED)	Three Months Ended		Nine Months Ended
(U.S. MILLIONS)	2010	2009	2010	2009
Operating activities
Net income (loss)	$342	$(572)	$1,124	$(1,685)
Adjusted for the following items
Depreciation and amortization	193	161	580	483
Deferred income taxes	36	(177)	33	(320)
Fair value changes	54	873	(73)	2,547
	625	285	1,664	1,025
Net change in non-cash working capital balances and other	(162)	342	(216)	(163)
	463	627	1,448	862
Financing activities
Corporate borrowings, net of repayments	(47)	(181)	7	(261)
Property-specific mortgages, net of issuances	(96)	(310)	(244)	(177)
Other debt of subsidiaries, net of issuances	128	(533)	(311)	(429)
Capital provided by non-controlling interests, net of repayments	88	156	92	294
Capital provided by fund partners	226	374	226	374
Corporate preferred equity issuances	—	—	262	266
Subsidiary preferred equity issuances	—	257	495	259
Common shares issued, net of repurchases	14	2	31	(9)
Common shares of subsidiaries issued, net of repurchases	12	472	23	533
Shareholder distributions—subsidiaries	(101)	(31)	(328)	(176)
Shareholder distributions—corporate	(93)	(86)	(277)	(253)
	131	120	(24)	421
Investing activities
Investment in or sale of operating assets, net
Investment properties	(13)	(149)	(327)	(475)
Property, plant and equipment
Renewable power generation	(104)	131	(219)	58
Infrastructure	(16)	1	46	145
Private equity and finance	(27)	(72)	(115)	(150)
Timber	(72)	(41)	(72)	(41)
Investments	(1)	(5)	78	(12)
Other financial assets	159	(13)	(244)	299
Restricted cash and deposits	(107)	10	(12)	(215)
	(181)	(138)	(865)	(391)
Cash and cash equivalents
Increase	413	609	559	892
Balance, beginning of period	1,418	1,454	1,272	1,171
Balance, end of period	$1,831	$2,063	$1,831	$2,063

68    BROOKFIELD ASSET MANAGEMENT

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (the “company”) is a global asset management company. Focused on property, power and infrastructure assets, the company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of the company have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2010. The accounting policies the company expects to adopt in its financial statements as at and for the year ending December 31, 2010 are disclosed in Note 2 of the company’s interim financial statements as at and for the three months ended March 31, 2010.

As these interim financial statements are prepared using International Financial Reporting Standards (“IFRS”), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the company’s most recent annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) were included in the company’s financial statements as at and for the three months ended March 31, 2010.

These interim financial statements should be read in conjunction with the company’s 2009 annual financial statements and in consideration of the IFRS transition disclosures included in Note 3 to these financial statements and the additional annual disclosures required under IFRS included in the company’s financial statements as at and for the three months ended March 31, 2010.

These financial statements were authorized for issuance by the Board of Directors of the company on November 4, 2010.

3.	TRANSITION TO IFRS

The company has adopted IFRS effective January 1, 2010. Prior to the adoption of IFRS the company prepared its financial statements in accordance with Canadian GAAP. The company’s financial statements for the year ending December 31, 2010 will be the first annual financial statements that comply with IFRS. Accordingly, the company will make an unreserved statement of compliance with IFRS beginning with its 2010 annual financial statements. The company’s transition date is January 1, 2009 (the “transition date”) and the company has prepared its opening IFRS balance sheet at that date. These financial statements have been prepared in accordance with the accounting policies referenced in Note 2. The company will ultimately prepare its opening balance sheet and financial statements for 2009 and 2010 by applying existing IFRS with an effective date of December 31, 2010 or prior. Accordingly, the opening balance sheet and financial statements for 2009 and 2010 may differ from these financial statements.

(a)	Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)	Business combinations

The company has elected to not apply IFRS 3 Business Combinations retrospectively to past business combinations. Accordingly, the company has not restated business combinations that took place prior to the transition date.

(ii)	Fair value or revaluation as deemed cost

The company has elected to measure certain items of property, plant and equipment at fair value as at January 1, 2009 or revaluation amounts previously determined under Canadian GAAP and use those amounts as deemed cost as at January 1, 2009.

Q3 2010 INTERIM REPORT    69

(iii)	Employee benefits

The company has elected to recognize all cumulative actuarial gains and losses as at January 1, 2009 in opening retained earnings for the company’s employee benefit plans.

(iv)	Cumulative translation differences

The company has elected to set the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income, to zero at January 1, 2009 and absorbed previously accumulated cumulative translation balance into retained earnings. This exemption has been applied to all subsidiaries.

(v)	Share-based payment transactions

The company has elected to apply IFRS 2 Share-based Payment to equity instruments granted after November 7, 2002 that had not vested by the transition date.

(b)	Mandatory exceptions to retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 the company has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)	Hedge accounting

Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the company’s results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement criteria for hedge accounting were recorded as non-hedging derivative financial instruments.

(ii)	Estimates

The estimates previously made by the company under Canadian GAAP are consistent with their application under IFRS.

(c)	Reconciliation of equity as reported under Canadian GAAP to IFRS

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at the transition date:

(MILLIONS)	Note		Common Equity	Preferred Equity	Non-controlling Interests	Shareholders’ Equity
As reported under Canadian GAAP – December 31, 2008			$4,911	$870	$—	$5,781
Reclassification of non-controlling interests to shareholders’ equity under IFRS			—	—	6,321	6,321
Differences increasing (decreasing) reported amount:
Revaluations:
Property, plant and equipment	(i	)	7,861	—	242	8,103
Investment property	(ii	)	885	—	1,730	2,615
Agricultural assets	(iii	)	445	—	361	806
Financial instruments	(iv	)	187	—	(123)	64
Lease accounting	(v	)	115	—	129	244
Deferred revenue	(vi	)	(53)	—	(73)	(126)
Unrecognized portion of employee benefit	(vii	)	(171)	—	(71)	(242)
Renewable power generation sales	(viii	)	(206)	—	(109)	(315)
Basis of accounting	(ix	)	—	—	(109)	(109)
Deferred income taxes	(x	)	(2,722)	—	(274)	(2,996)
Other			(14)	—	10	(4)
			6,327	—	1,713	8,040
As reported under IFRS – January 1, 2009			$11,238	$870	$8,034	$20,142

70    BROOKFIELD ASSET MANAGEMENT

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at September 30, 2009:

(MILLIONS)	Note		Common Equity	Preferred Equity	Non-controlling Interests	Shareholders’ Equity
As reported under Canadian GAAP – September 30, 2009			$6,251	$1,144	$—	$7,395
Reclassification of non-controlling interests to shareholders’ equity under IFRS			—	—	8,236	8,236
Differences increasing (decreasing) reported amount:
Revaluations:
Property, plant and equipment	(i	)	8,370	—	177	8,547
Investment property	(ii	)	61	—	1,250	1,311
Agricultural assets	(iii	)	468	—	332	800
Financial instruments	(iv	)	(135)	—	(301)	(436)
Lease accounting	(v	)	94	—	166	260
Deferred revenue	(vi	)	(45)	—	(98)	(143)
Unrecognized portion of employee benefits	(vii	)	(170)	—	(86)	(256)
Renewable power generation sales	(viii	)	(315)	—	(99)	(414)
Basis of accounting	(ix	)	—	—	(172)	(172)
Deferred income taxes	(x	)	(2,854)	—	(302)	(3,156)
Other			35	—	(45)	(10)
			5,509	—	822	6,331
As reported under IFRS – September 30, 2009			$11,760	$1,144	$9,058	$21,962

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at December 31, 2009:

(MILLIONS)	Note		Common Equity	Preferred Equity	Non-controlling Interests	Shareholders’ Equity
As reported under Canadian GAAP – December 31, 2009			$6,403	$1,144	$—	$7,547
Reclassification of non-controlling interests to shareholders’ equity under IFRS			—	—	8,969	8,969
Differences increasing (decreasing) reported amount:
Revaluations:
Property, plant and equipment	(i	)	7,972	—	288	8,260
Investment property	(ii	)	546	—	1,311	1,857
Agricultural assets	(iii	)	471	—	218	689
Financial instruments	(iv	)	(309)	—	(273)	(582)
Lease accounting	(v	)	70	—	96	166
Deferred revenue	(vi	)	(131)	—	(147)	(278)
Unrecognized portion of employee benefits	(vii	)	(176)	—	(69)	(245)
Renewable power generation sales	(viii	)	(281)	—	(94)	(375)
Basis of accounting	(ix	)	—	—	31	31
Deferred income taxes	(x	)	(2,637)	—	(142)	(2,779)
Other			(61)	—	45	(16)
			5,464	—	1,264	6,728
As reported under IFRS – December 31, 2009			$11,867	$1,144	$10,233	$23,244

(i)	Property, Plant and Equipment

Under IFRS the company measures renewable power generation and certain other assets at their revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses whereas for Canadian GAAP the company recorded such assets at historic cost less accumulated depreciation. In addition the company elected to measure available for use assets at their fair value and use that amount as their deemed cost on transition to IFRS. The increase in shareholders’ equity relates to the excess of the aggregate fair value of these assets over their carried amounts for Canadian GAAP.

Q3 2010 INTERIM REPORT    71

(ii)	Investment Property

The company measures its commercial property and certain other assets as investment property and records the assets at fair value under IFRS whereas for Canadian GAAP the company had recorded such assets at historic cost less any accumulated amortization. The increase in shareholders’ equity relates to the excess of the aggregate fair value of investment property over their carried amount for Canadian GAAP.

(iii)	Agricultural Assets

The company’s standing timber and other agricultural assets are measured at fair value less estimated costs to sell for IFRS whereas for Canadian GAAP the company recorded such assets at historic cost less accumulated depletion or as inventory. The increase in shareholders’ equity relates to the excess of the fair value, less estimated costs to sell, of the company’s standing timber and other agricultural assets over their carried amounts for Canadian GAAP.

(iv)	Financial Instruments

For IFRS, certain equity securities that were for Canadian GAAP measured at historical cost are measured at fair value. Changes in fair value are recorded in income in the period of change. Additionally, non-controlling interests of others in the net assets of consolidated subsidiaries held in the form of equity securities that contain a feature that allows the holder to redeem the instrument for cash or another financial asset are presented as a liability for IFRS and recorded at fair value. For Canadian GAAP these interests were presented within non-controlling interests and measured at the pro-rata share of net assets not owned by the company of such consolidated subsidiaries.

The effect on shareholders’ equity of these differences related to financial instruments is as follows:

(MILLIONS)	Common Equity	Non-controlling Interest	Shareholders’ Equity
As at January 1, 2009
Equity securities at fair value	$334	$—	$334
Redeemable units	(147)	(123)	(270)
	$187	$(123)	$64
As at September 30, 2009
Equity securities at fair value	$400	$—	$400
Redeemable units	(535)	(301)	(836)
	$(135)	$(301)	$(436)
As at December 31, 2009
Equity securities at fair value	$317	$—	$317
Redeemable units	(626)	(273)	(899)
	$(309)	$(273)	$(582)

(v)	Lease Accounting

For both Canadian GAAP and IFRS rental revenue from operating leases is recognized on a straight-line basis over the term of the lease. Under IFRS, rental revenue from operating leases is determined considering all rentals from the inception of the lease whereas for Canadian GAAP this determination considered only rental revenues to be received on a prospective basis subsequent to January 1, 2004, the adoption date of this accounting policy for Canadian GAAP purposes. In addition leasing intangibles that were recognized for Canadian GAAP upon acquisition of properties were derecognized on transition to IFRS.

(vi)	Deferred Revenue

IFRIC 15 Agreements for the Construction of Real Estate provides specific guidance to determine whether an agreement represents a contract for the construction of real estate or the sale of real property. For both Canadian GAAP and IFRS construction contracts are measured using the percentage-of-completion method and sales of real property are recognized in revenue upon completion, when title passes to the purchaser and the collectibility is reasonably assured. Upon transition to IFRS certain contracts in the company’s Brazilian development business that were measured for Canadian GAAP using the percentage-of-completion method were determined to be contracts for the sale of real property under IFRS. Accordingly for IFRS these contracts are recognized in revenue upon completion of construction and transfer to the purchaser.

72    BROOKFIELD ASSET MANAGEMENT

(vii)	Unrecognized Portion of Employee Benefits

The company elected to recognize all cumulative actuarial gains and losses as at January 1, 2009. Cumulative actuarial gains and losses that existed at the transition date were recognized in opening retained earnings for all of the company’s employee benefit plans.

(viii)	Renewable Power Generation Sales

Certain renewable power generation sales are recognized on a levelized basis for Canadian GAAP but are recognized on an accrual basis for IFRS.

(ix)	Basis of Accounting

Under Canadian GAAP the conclusion as to whether an entity should be consolidated is determined by using one of two different frameworks: the variable interest entity or voting control models. Under IFRS an entity is consolidated if it is controlled by the company. Control under IFRS is defined as the power to govern the financial and operating policies of an entity to obtain benefit and is presumed to exist when the parent controls, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control. The difference represents the effect of equity accounting certain of the company’s investments under IFRS that were previously consolidated under Canadian GAAP.

(x)	Deferred Income Taxes

The decrease in shareholders’ equity related to deferred taxes reflects the change in temporary differences resulting from the effect of the IFRS adjustments described.

(d)	Reconciliation Of Net Income (Loss) As Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the company’s net income reported in accordance with Canadian GAAP to its net loss in accordance with IFRS for the year ended December 31, 2009 and the three and nine month periods ended September 30, 2009.

(MILLIONS)	Note		Three months ended September 30, 2009	Nine months ended September 30, 2009	Year ended December 31, 2009
Net income as reported under Canadian GAAP			$112	$352	$454
Add back: non-controlling interests	(i	)	52	113	219
Differences increasing (decreasing) reported net income:
Depreciation of fair value adjustments	(ii	)	(84)	(270)	(255)
Investment property	(iii	)	(409)	(1,638)	(1,025)
Agricultural assets	(iv	)	26	86	(24)
Financial instruments	(v	)	(490)	(485)	(433)
Lease accounting	(vi	)	(16)	(46)	(57)
Revenue recognition	(vii	)	(60)	(89)	(128)
Renewable power generation sales	(viii	)	14	43	60
Basis of accounting	(ix	)	34	(23)	28
Deferred income taxes	(x	)	225	269	269
Other			24	3	(6)
			(736)	(2,150)	(1,571)
Net loss as reported under IFRS			$(572)	$(1,685)	$(898)
Attributable to:
Common shareholders			$(417)	$(1,051)	$(879)
Non-controlling interests			$(155)	$(634)	$(19)

(i)	Non-controlling Interests

Non-controlling interests is included in the determination of net income under IFRS. This adjustment adds back non-controlling interests expense to net income as reported under Canadian GAAP.

Q3 2010 INTERIM REPORT    73

(ii)	Depreciation of Fair Value Adjustments

Certain property, plant and equipment were recorded at fair value on transition at carried values in excess of their recorded amount under Canadian GAAP. Accordingly, these increased carrying values resulted in higher depreciation during the period.

(iii)	Investment Property

For IFRS the company measures investment property at fair value and records any change in fair value in income during the period of change. Under Canadian GAAP commercial property was recorded at historic cost and depreciated over its estimated useful life. Depreciation is not recognized under IFRS.

(iv)	Agricultural Assets

For IFRS the company’s standing timber and other agricultural assets are measured at fair value less estimated costs to sell, with changes in fair value or costs to sell recorded in income during the period of change. Under Canadian GAAP the company had recorded such assets at historic cost and charged a depletion amount to income based upon harvest levels. Depletion is not recognized under IFRS.

(v)	Financial Instruments

Under IFRS the change in fair value attributable to changes in exchange rates of available-for-sale debt securities denominated in foreign currencies is recorded in income whereas for Canadian GAAP this amount was recorded in other comprehensive income. Furthermore, the change in the fair value of equity securities and interests of others in funds classified outside of shareholders’ equity is recorded in income in the period of change under IFRS.

(vi)	Lease Accounting

As described in 3(c)(v) under IFRS, rental revenue from operating leases is determined considering all rentals from the inception of the lease whereas for Canadian GAAP this determination considers only rentals to be received on a prospective basis subsequent to the adoption of this accounting policy for Canadian GAAP purposes. In addition leasing intangibles recognized for Canadian GAAP are no longer amortized into income for IFRS.

(vii)	Deferred Revenue

As described in 3(c)(vi), upon transition to IFRS certain contracts that were for Canadian GAAP measured using the percentage-of-completion method were determined to be contracts for the sale of real property under IFRS. Accordingly for IFRS sales under these contracts are recognized in revenue upon completion of construction and transfer to the purchaser.

(viii)	Renewable Power Generation Sales

Certain renewable power generation sales are recognized on a levelized basis for Canadian GAAP but are recognized on an accrual basis for IFRS.

(ix)	Basis of Accounting

The company either consolidates or does not consolidate certain entities under IFRS that were accounted for differently under Canadian GAAP. Accordingly, where the company has deconsolidated entities the results of operations attributable to the non-controlling interest are excluded from the determination of net income under IFRS.

(x)	Deferred Taxes

Deferred taxes are impacted by the change in temporary differences resulting from the effect of the IFRS reconciling items described above.

74    BROOKFIELD ASSET MANAGEMENT

(e)	Reconciliation Of Comprehensive Income As Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income in accordance with IFRS for the year ended December 31, 2009 and three and nine month periods ended September 30, 2009.

(MILLIONS)	Note		Three months ended Sept. 30, 2009	Nine months ended Sept. 30, 2009	Year ended Dec. 31, 2009
Comprehensive income as reported under Canadian GAAP			$ 571	$ 1,592	$ 1,829
Add back: non-controlling interests	(i	)	129	210	219
Differences increasing (decreasing) reported amount:
Differences in net income	(ii	)	(736)	(2,150)	(1,571)
Foreign currency translation	(iii	)	222	492	927
Financial instruments	(iv	)	—	8	51
Revaluations of property, plant and equipment	(v	)	20	87	(505)
Equity accounted investments	(vi	)	3	29	(13)
Deferred taxes	(vii	)	(1)	(1)	105
			(492)	(1,535)	(1,006)
Comprehensive income as reported under IFRS			$ 208	$ 267	$ 1,042

(i)	Non-controlling Interests

Non-controlling interests are included in the determination of comprehensive income under IFRS reported by an entity. This adjustment adds back non-controlling interests expense as determined under Canadian GAAP.

(ii)	Differences in Net Income

Reflects the differences in net income between Canadian GAAP and IFRS as described in 3(d) for the respective period.

(iii)	Foreign Currency Translation

Reflects the impact of foreign currency on the IFRS adjustments described above.

(iv)	Financial Instruments

The difference primarily relates to equity securities that are not traded in an active market that were measured at cost for Canadian GAAP whereas for IFRS these securities are recorded at fair value with changes in fair value recorded in other comprehensive income.

(v)	Revaluations of Property, Plant and Equipment

The company measures renewable power generation and certain other assets at their revalued amount under IFRS. Revaluations of these assets in excess of their cost base less accumulated depreciation is recorded as a component of shareholders’ equity in revaluation surplus.

(vi)	Equity Accounted Investments

The change reflects the impact of various changes in IFRS to equity accounted investments.

(vii)	Deferred Income Taxes

The change related to deferred taxes reflects the change in temporary differences resulting from the effect of the IFRS and Canadian GAAP reconciling items described above not already recorded in comprehensive income.

(f)	Use Of Deemed Cost

The company used fair value as deemed cost in its opening balance sheet to establish the carrying values for $137 million of property, plant and equipment at the transition date.

Q3 2010 INTERIM REPORT    75

4.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

(a)	renewable power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(b)

commercial properties operations, which are principally commercial office properties, retail properties and commercial developments located primarily in major North American, Brazilian, and Australian and European cities;

(c)	infrastructure operations, which are predominantly transportation, utilities and timberland operations located in Australia, North America, the United Kingdom and South America;

(d)

development activities operations, which are principally residential development, opportunistic investing and homebuilding operations, located primarily in major North American, Brazilian and Australian cities; and

(e)	private equity and finance operations include the company’s restructuring funds, real estate finance, bridge lending and other investments.

Non-operating assets, liabilities and related revenues, cash flows and net income (loss) are presented as cash, financial assets, fee revenues and other.

The following table reconciles revenue, net income (loss), assets and liabilities by reportable segments:

	Three months ended September 30, 2010		Three months ended September 30, 2009		Nine months ended September 30, 2010		Nine months ended September 30, 2009
(MILLIONS)	Revenue	Net Income[1]	Revenue	Net Income[1]	Revenue	Net Income[1]	Revenue	Net Income[1]
Renewable power generation	$ 251	$ (39)	$ 293	$ (108)	$ 855	$ (49)	$ 883	$ (51)
Commercial properties	823	102	604	(177)	1,273	258	1,040	(850)
Infrastructure	204	24	100	26	612	48	289	18
Development activities	742	33	455	(68)	1,905	76	1,185	(96)
Private equity and finance	996	2	854	(8)	2,811	86	2,489	(73)
Cash, financial assets, fee revenues and other	825	(10)	538	(82)	2,210	(54)	1,540	1
	$ 3,841	$ 112	$ 2,844	$ (417)	$ 9,666	$ 365	$ 7,426	$ (1,051)
1. Net income (loss) attributable to common shareholders
					September 30, 2010		December 31, 2009
(MILLIONS)					Assets	Liabilities	Assets	Liabilities
Renewable power generation					$ 15,054	$ 9,854	$ 15,080	$ 9,501
Commercial properties					24,842	13,957	22,606	13,396
Infrastructure					6,662	3,226	6,395	3,019
Development activities					9,033	5,003	8,867	4,702
Private equity and finance					7,774	4,183	7,000	3,804
Cash, financial assets, fee revenues and other					5,954	7,473	4,977	7,259
					$ 69,319	$ 43,696	$ 64,925	$ 41,681

76    BROOKFIELD ASSET MANAGEMENT

Revenues, assets and liabilities by geographic segments are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2010	2009	2010	2009	September 30, 2010		December 31, 2009
(MILLIONS)	Revenue		Revenue		Assets	Liabilities	Assets	Liabilities
United States	$ 1,457	$ 1,365	$ 3,726	$ 3,377	$ 29,693	$ 19,631	$ 29,524	$ 19,052
Canada	848	436	1,685	1,159	16,100	11,212	14,313	10,654
Australia	432	421	1,587	1,133	8,961	4,507	7,700	4,286
Brazil	358	298	1,202	832	10,493	5,815	9,168	5,031
Europe	443	229	887	632	3,253	2,110	3,438	2,318
Other	303	95	579	293	819	421	782	340
	$ 3,841	$ 2,844	$ 9,666	$ 7,426	$ 69,319	$ 43,696	$ 64,925	$ 41,681

5.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009
Renewable power generation	$ 13,267	$ 12,985
Timber	807	747
Utilities	216	205
Transport and energy	291	301
Private equity and finance	2,471	2,083
Other property, plant and equipment	94	197
	$ 17,146	$ 16,518

6.	COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009
Class A and B common shares	$ 1,320	$ 1,289
Contributed surplus	98	75
Retained earnings	3,675	3,594
Disposition gains	121	99
Accumulated other comprehensive income	7,008	6,810
Common equity	$ 12,222	$ 11,867
NUMBER OF SHARES
Class A common shares	575,987,784	572,782,819
Class B common shares	85,120	85,120
	576,072,904	572,867,939
Unexercised options	39,890,082	34,883,426
	615,962,986	607,751,365
Capital securities[1]	25,902,330	29,597,539
Diluted common shares	641,865,316	637,348,904
1.

Subject to approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of either the company or the holder

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors,

Q3 2010 INTERIM REPORT    77

material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common shares, as both classes of common shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

Stock-based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date.

During the nine months ended September 30, 2010, the company granted 8.8 million stock options at an average exercise price of $23.18 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 32.7% volatility, a weighted average expected dividend yield of 2.2% annually, a risk free rate of 3.0% and a liquidity discount of 25%.

78    BROOKFIELD ASSET MANAGEMENT

7.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

(a)	Other Financial Assets

(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Current portion	$2,365	$2,292	$1,878
Non-current portion	2,470	2,868	2,628
	$4,835	$5,160	$4,506

(b)	Accounts Receivable and Other

(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Current portion	$3,740	$3,282	$2,356
Non-current portion	1,797	1,878	1,618
	$5,537	$5,160	$3,974

(c)	Inventory

(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Current portion	$3,047	$2,971	$2,360
Non-current portion	2,555	2,582	2,308
	$5,602	$5,553	$4,668

(d)	Accounts Payable and Other

(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Current portion	$4,555	$4,293	$4,132
Non-current portion	3,395	3,476	2,783
	$7,950	$7,769	$6,915

(e)	Property Specific Mortgages

(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Current portion	$1,972	$2,976	$3,077
Non-current portion	18,697	16,702	14,731
	$20,669	$19,678	$17,808

(f)	Subsidiary Borrowings

(MILLIONS)	Sept. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
Current portion	$916	$905	$1,100
Non-current portion	3,158	2,895	2,561
	$4,074	$3,800	$3,661

Q3 2010 INTERIM REPORT    79

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to Investor Relations at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

Telephone:	416.363.9491

Facsimile:	416.365.9642

Web site:	www.brookfield.com

E-Mail:	inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station

Toronto, Ontario M5C 2W9

Telephone:	416.643.5500 or 1.800.387.0825
(toll free throughout North America)

Facsimile:	416.643.5501

Web site:	www.cibcmellon.com

E-Mail:	inquiries@cibcmellon.com

Stock Exchange Listings

	Symbol	Stock Exchange

Class A Common Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam

Class A Preference Shares

Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of the company’s 2009 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Common Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares[1]	First day of February, May, August and November	Last day of February, May, August and November

Class A Preference Shares[1]

Series 2, 4, 10, 11, 12, 13, 17, 18, 21, 22, 24 and 26	15th day of March, June, September and December	Last day of March, June, September and December

Series 8 and 14	Last day of each month	12th day of the following month

Series 9	5th day of January, April, July and October	First day of February, May, August and November

1. All dividend payments are subject to declaration by the Board of Directors

80    BROOKFIELD ASSET MANAGEMENT

Brookfield Asset Management Inc.

CORPORATE OFFICES		REGIONAL OFFICES

New York – United States		Sydney – Australia		Hong Kong		Dubai – UAE
Three World Financial Center		Level 22		Lippo Centre, Tower One		Level 12, Al Attar
200 Vesey Street, 10th Floor		135 King Street		13/F, 1306		BusinessTower
New York, New York		Sydney, NSW 2001		89 Queensway, Hong Kong		Sheikh Zayed Road
10281-0221		T	61.2.9322.2000	T	852.2143.3003	Dubai, UAE
T	1.212.417.7000	F	61.2.9322.2001	F	852.2537.6948	T	971.4.3158.500
F	1.212.417.7196					F	971.4.3158.600
		London – United Kingdom		Rio de Janeiro – Brazil
Toronto – Canada		23 Hanover Square		Rua Lauro Müller
Brookfield Place, Suite 300		London W1S 1JB		116, 21° andar,
Bay Wellington Tower		United Kingdom		Botafogo - Rio de Janeiro,
181 Bay Street, Box 762		T	44 (0) 20.7659.3500	Brasil
Toronto, Ontario M5J 2T3		F	44 (0) 20.7659.3501	22290 - 160
T	1.416.363.9491			CEP: 71.635-250
F	1.416.365.9642			T	55 (21) 3527.7800
				F	55 (21) 3527.7799

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